As filed with Securities and Exchange Commission on August 16, 1999

Securities Act Registration No. 33-58610
Investment Company Act No. 811-7524

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.___
Post-Effective Amendment No.    4/R>

and/or
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO.

   5
__________________

Greenwich Street Municipal Fund Inc.
(a Maryland Corporation)
(Exact Name of Registrant as Specified in Charter)
388 Greenwich Street
New York, New York 10013
(Address of Principal Executive Offices)
(212) 816-6474
(Registrant's Telephone Number, including Area Code)
Christina T. Sydor, Secretary
Greenwich Street Municipal Fund Inc.
388 Greenwich Street
New York, New York 10013
(Name and Address of Agent for Service)
_____________________

Copies to:
Burton M. Leibert, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019-6099
_______________

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration
Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2 (Registration No. 33-58610).

It is proposed that this fiing will become effective:

[X] when declared effective pursuant to section 8(c).


GREENWICH STREET MUNICIPAL FUND INC.

Form N-2
Cross Reference Sheet

Part A

Item No.	Prospectus Caption

1. Outside Front Cover	Outside Front Cover of Prospectus

2. Inside Front and Outside Back Cover Page	Inside Front and
Outside Back Cover Page of
Prospectus

3. Fee Table and Synopsis	Prospectus Summary; Fund Expenses

4. Financial Highlights	Financial Highlights

5. Plan of Distribution	Prospectus Summary; The Offering;
Stock Purchases and Tenders.

6. Selling Shareholders	Not Applicable

7. Use of Proceeds	Use of Proceeds

8. General Description of the Registrant	Prospectus Summary; The
Fund; Investment Objectives and
Policies; Description of Common
Stock; Share Price Data; Net
Asset Value; Certain Provisions
of of the Articles of
Incorporation; Appendix.

9. Management	Management of the Fund;
Description of Common Stock;
Custodian and Transfer Agent

10. Capital Stock, Long-Term Debt,
and Other Securities	Taxation; Dividend Reinvestment
Plan; Dividends and
Distributions; Description of
Common Stock; Share Price Data

11. Defaults and Arrears on Senior Securities	Not Applicable

12. Legal Proceedings	Not Applicable

13. Table of Contents of the Statement
of Additional Information	Further Information

Part B
Statement of Additional Information

Item No.	Information Caption

14. Cover Page	Cover Page

15. Table of Contents	Cover Page

16. General Information and History	The Fund; Description of Common
Stock (see Prospectus)

17. Investment Objective and Policies	Investment Objective and
Policies; Investment Restrictions

18. Management	Management of the Fund; Directors
and Executive Officers of the
Fund

19. Control Persons and Principal Holders of
Securities	Not Applicable

20. Investment Advisory and Other Services	Management of the
Fund

21. Brokerage Allocation and Other Practices	Fund Transactions

22. Tax Status	Taxes; Taxation (see Prospectus)

23. Financial Statements	Financial Statements


GREENWICH STREET MUNICIPAL FUND INC.
PART A

Prospectus                                        September 28, 1999

  Greenwich Street Municipal Fund Inc.

  Common Stock
    Listed on the New York Stock Exchange
    Trading symbol -- GSI

   Greenwich Street Municipal Fund Inc. is a non-diversified, closed-end management investment company. The fund's investment objective is to seek as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The fund invests primarily in long-term investment grade municipal debt securities issued by state and local governments, political subdivisions, agencies and public authorities (municipal obligations).

   Shares of closed-end funds frequently have market prices that are less than the net asset value per share. For more information about this or other risks of investing in the fund, see "Risk Factors and Special Considerations."

   The prospectus contains important information about the fund. For your benefit and protection, please read it before you invest, and keep it on hand for future reference.

   The statement of additional information (SAI) provides more detailed information about the fund and is incorporated into this prospectus by reference. The SAI and shareholder reports can be obtained without charge from the fund by calling 1-800-331-1710 or writing to the fund at 388 Greenwich Street, New York, New York 10013. You can review the fund's shareholder reports at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. The Commission charges a fee for this service. Information about the Public Reference Room may be obtained by calling 1-800-SEC-0330. You can get the same information free from the Commission's Internet web site at www.sec.gov

   The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is accurate or complete. Any statement to the contrary is a crime.

Salomon Smith Barney Inc.

SSBC Fund Management Inc.
Investment Manager and Administrator

Table of Contents

Prospectus Summary                                                         3
----------------------------------------------------------------------------
Fund Expenses                                                              7
----------------------------------------------------------------------------
Financial Highlights                                                       8
----------------------------------------------------------------------------
The Fund                                                                   9
----------------------------------------------------------------------------
The Offering                                                               9
----------------------------------------------------------------------------
Use of Proceeds                                                            9
----------------------------------------------------------------------------
Investment Objective and Policies                                          9
----------------------------------------------------------------------------
Risk Factors and Special Considerations                                   14
----------------------------------------------------------------------------
Investment Restrictions                                                   18
----------------------------------------------------------------------------
Share Price Data                                                          19
----------------------------------------------------------------------------
Net Asset Value                                                           19
----------------------------------------------------------------------------
Taxation                                                                  20
----------------------------------------------------------------------------
Management of the Fund                                                    21
----------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan                   23
----------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and Market Discount   25
----------------------------------------------------------------------------
Description of Common Stock                                               27
----------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent and Registrar            27
----------------------------------------------------------------------------
Independent Auditors                                                      28
----------------------------------------------------------------------------
Further Information                                                       28
----------------------------------------------------------------------------
Appendix A                                                               A-1
----------------------------------------------------------------------------
Appendix B                                                               B-1
----------------------------------------------------------------------------

Prospectus Summary

   The following is a summary of more complete information appearing later in the prospectus. You should read the entire prospectus because it contains details that are not in the summary. Cross references in the summary to headings in the prospectus will help you locate information.

   Investment Objective and Primary Investments The fund's investment objective is to seek as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The fund invests primarily in long-term investment grade municipal obligations. Investment grade debt securities are those rated in one of the four highest rating categories by a nationally recognized statistical rating organization.

   Municipal obligations include bonds and notes such as:

  . General obligation bonds issued for various public purposes and supported by the municipal issuer's credit and taxing power.

  . Revenue bonds whose principal and interest is payable only from the revenues of a particular project or facility. Industrial revenue bonds depend on the credit standing of a private issuer and may be subject to the federal alternative minimum tax (AMT).

  . Notes that are short-term obligations of municipalities or agencies sold in anticipation of a bond sale, collection of taxes or receipt of other revenues.

   Municipal obligations may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, payment in kind and auction rate features. See "Investment Objective and Management Policies" and Appendix A.

   Tax-Exempt Income The fund invests with the objective that dividends paid by the fund may be excluded by shareholders from their gross incomes for federal income tax purposes. A portion of the fund's dividends may be taxable. The fund may invest without limit in private activity bonds. Income from these bonds may be a special preference item for purposes of the AMT. The fund may not be a suitable investment if you are subject to the AMT. See "Investment Objective and Policies" and "Taxation."

   The Offering The fund's shares of common stock trade on the New York Stock Exchange. In addition, Salomon Smith Barney may buy and sell the fund's shares and will make a market in the common stock. Salomon Smith Barney is not obligated to conduct market-making activities and may stop doing so at any time without notice to the fund or its shareholders. See "The Offering" and "Use of Proceeds."

   Listing NYSE.

   Symbol GSI.

   Investment Manager SSBC Fund Management Inc. ("SSBC" or "manager") (formerly Mutual Management Corp.). The manager selects and manages the fund's investments in accordance with the fund's investment objective and policies. SSBC is also the fund's administrator and oversees the fund's non-investment operations and its relations with its service providers. For these services, SSBC receives a combined fee equal on an annual basis to 0.90% of the fund's average daily net assets.

   SSBC and Salomon Smith Barney are subsidiaries of Citigroup Inc. Citigroup businesses produce a broad range of financial services--asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading--and use diverse channels to make them available to consumer and corporate customers around the world. See "Management of the Fund."

   Risk Factors and Special Considerations The value of the securities in the fund's portfolio fluctuate in price and the value of your investment in the fund may both appreciate and decline in value. This means that you could lose money on your investment in the fund or the fund could perform less well than other possible investments. In addition, the price of the shares is determined by market prices on the NYSE and elsewhere, so you may receive a price that is less than net asset value when you sell your shares. The principal risks associated with an investment in the fund are described below.

   Municipal obligations. The fund invests primarily in municipal obligations and may be affected by any of the following:

  . Interest rates rise, causing the value of the fund's portfolio to decline.

  . When interest rates are declining, the issuer of a security may exercise its right to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities. This is known as call or prepayment risk.

  . The underlying revenue source for a municipal obligation, other than a general obligation bond, is insufficient to pay principal or interest in a timely manner.

  . The issuer of a security owned by the fund has its credit rating downgraded or defaults on its obligation to pay principal and/or interest.

  . The manager's judgment about the attractiveness, value or income potential of a particular bond proves to be incorrect.

  . Municipal obligations fall out of favor with investors.

  . Unfavorable legislation affects the tax-exempt status of municipal obligations.

   Investment grade and unrated securities. The fund invests in investment grade debt securities and up to 20% of its assets in unrated securities that the manager believes are of comparable quality. The fund may experience more difficulty selling unrated securities because markets for these securities may be less liquid.

   Concentration and non-diversification. The fund may invest more than 25% of its assets in municipal securities that finance the same or similar facilities or in issuers located in the same state. In addition, the fund is non-diversified within the meaning of the Investment Company Act of 1940. This means that, compared to a diversified fund, the fund may invest a greater portion of its assets in the obligations of a smaller number of issuers. As a result, the fund may be subject to greater risk than a diversified fund.

   Possibility of taxable income or gains. It is possible that some of the fund's income and gains may be subject to federal taxation. The fund may realize taxable gains on the sale of its securities, and some of the fund's income may be subject to the federal alternative minimum tax.

   Derivatives. The fund may hold securities or use investment techniques that provide for payments based on or "derived" from the performance of an underlying asset, index or other economic benchmark.

   Derivatives may be used:

  . To shorten or lengthen the fund's effective maturity or duration.

  . As a substitute for purchasing or selling securities.

  . To hedge against adverse changes caused by changing interest rates in the market value of securities held or to be bought by the fund.

   A derivative contract will obligate or entitle the fund to deliver or receive an asset or cash payment that is based on the change in value of one or more securities or indices. Even a small investment in derivative contracts can have a big impact on the fund's interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when interest rates are changing. The fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the fund's holdings. The other parties to certain derivative contracts present the same types of default risk as issuers of fixed income securities. Derivatives can also make the fund less liquid and harder to value, especially in declining markets. Derivatives include futures and options transactions.

   Closed end investment company. The fund is a closed-end investment company and its shares on the NYSE may trade at a price that is less than its net asset value.

   Certain provisions in the fund's governing documents may limit the ability of other entities to acquire control of the fund. This could deprive shareholders of the opportunity to sell their shares at a premium over prevailing market prices.

   See "Risk Factors and Special Considerations" and "Certain Provisions of the Articles of Incorporation
and Market Discount."

   Dividends and Distributions Any dividends from net investment income (that is, income other than net realized capital gains) are paid monthly and any distributions of net realized capital gains are paid annually. Your dividends or distributions are reinvested in additional fund shares through participation in the dividend reinvestment plan, unless you elect to receive cash. The number of shares issued to you by the plan depends on the price of the shares. The price of the shares is determined by the market price at the time the shares are purchased for reinvestment.

                                                Price of Fund Shares
                                                     Purchased
  Market Price of Fund Shares                   Pursuant to the Plan
  ---------------------------               ---------------------------
  Greater than or equal to net asset value  Shares issued at net asset value or 95% of market
                                            price, whichever is greater
  Less than net asset value                 Market price

   See "Dividends and Distributions; Dividend Reinvestment Plan."

   Custodian PNC Bank, National Association (PNC Bank) is the fund's custodian. See "Custodian, Transfer Agent, Dividend-Paying Agent and Registrar."

   Transfer Agent, Dividend-Paying Agent and Registrar First Data Investor Services Group, Inc. (First Data) is the fund's transfer agent, dividend-paying agent and registrar. See "Custodian, Transfer Agent, Dividend-Paying Agent and Registrar."

Fund Expenses

   The following table shows the expenses the fund pays. As a shareholder, you indirectly bear these expenses.

--------------------------------------------------------------------------------
Annual Expenses
  (as a percentage of net assets)
  Management fees*.......................................................   .90%
  Other expenses**.......................................................   .11%
--------------------------------------------------------------------------------
Total Annual Operating Expenses..........................................  1.01%
--------------------------------------------------------------------------------

 * On September 1, 1998, SSBC instituted a voluntary waiver of a portion of its management fees in order to enable the Fund to increase its dividend yield. The waiver is a temporary measure and may be terminated at any time by SSBC. The amount stated above does not reflect this waiver. See "Management of the Fund -- Investment Manager and Administrator" in the SAI for further details.
** "Other expenses," as shown above are based on actual expenses for the fiscal year ending May 31, 1999.

  Example

   An investor would directly or indirectly pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return and (2) reinvestment of all dividends and distributions at net asset value:

      One Year            Three Years                   Five Years                   Ten Years
----------------------------------------------------------------------------------------------
        $103                 $332                          $558                       $1,236
----------------------------------------------------------------------------------------------

   This example assumes reinvestment of all dividends and distributions at net asset value and that the percentage amounts listed under Annual Expenses remain the same in the years shown. This example should not be considered a representation of future expenses of the fund. Actual expenses may be greater or less than shown.

Financial Highlights

The following information for the four years ended May 31, 1999 has been audited by KPMG LLP, independent auditors whose report thereon appears in the fund's annual report dated May 31, 1999. The information for the fiscal year ended May 31, 1995 has been audited by other independent auditors. This information should be read in conjunction with the financial statements and related notes that also appear in the fund's annual report to shareholders, which is incorporated by reference into this prospectus and the statement of additional information.

For a share of capital stock outstanding throughout each period ended May 31:

                                1999     1998      1997     1996    1995(1)
------------------------------------------------------------------------------
Net Asset Value, Beginning of
 Year                           $11.78   $11.59    $12.19   $12.84   $12.00
Income (loss) From Operations:
 Net investment income(2)         0.55     0.50      0.66     0.66     0.63
 Net realized and unrealized
 gain (loss)                     (0.33)    0.66     (0.26)   (0.42)    0.77
------------------------------------------------------------------------------
Total Income From Operations      0.22     1.16      0.40     0.24     1.40
------------------------------------------------------------------------------
Offering Cost Charged to
Paid-In Capital                     --       --        --       --    (0.02)
------------------------------------------------------------------------------
Less Distributions From:
 Net investment income           (0.54)   (0.60)    (0.66)   (0.66)   (0.54)
 In excess of net investment
 income                          (0.03)   (0.01)       --       --       --
 Net realized gains                 --    (0.36)    (0.34)   (0.23)      --
------------------------------------------------------------------------------
Total Distributions              (0.57)   (0.97)    (1.00)   (0.89)   (0.54)
------------------------------------------------------------------------------
Net Asset Value, End of Year    $11.43   $11.78    $11.59   $12.19   $12.84
------------------------------------------------------------------------------
Total Return Based on Market
Value(3)                          1.07%   (0.20)%    8.97%    5.52%    1.65%++
------------------------------------------------------------------------------
Total Return, Based on Net
Asset Value(3)                    2.37%   10.53%     3.61%    2.40%   12.28%++
------------------------------------------------------------------------------
Net Assets, End of Year
(millions)                        $227     $234      $228     $238     $251
------------------------------------------------------------------------------
Ratios to Average Net Assets:
 Expenses(2)                      0.56%    1.00%     1.03%    1.06%    1.05%+
 Net investment income            4.65     4.25      5.57     5.17     5.63+
------------------------------------------------------------------------------
Portfolio Turnover Rate             24%      85%      115%      42%     115%
------------------------------------------------------------------------------
Market Value, End of Year      $10.000  $10.438   $11.375  $11.375  $11.625
------------------------------------------------------------------------------

(1) For the period from June 24, 1994 (commencement of operations) to May 31, 1995.
(2) The investment adviser waived a part of its fees for the year ended May 31, 1999. If such fees were not waived, the per share decrease on the net investment income would have been $0.05. In addition, the annualized ratio of expenses to average net assets would have been 1.01%.
(3) The total return calculation assumes dividends are reinvested in accordance with the Fund's dividend reinvestment plan.
++ Total return is not annualized, as it may not be representative of the total return for the year.
 + Annualized.

The Fund

   The fund was incorporated under the laws of the State of Maryland on February 19, 1993 and is registered under the 1940 Act. Its principal office is located at 388 Greenwich Street, New York, New York 10013. The portfolio's telephone number is (800) 331-1710.

The Offering


   Salomon Smith Barney currently makes a market in the common stock. This prospectus is to be used by Salomon Smith Barney in connection with offers and sales of the common stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale. Salomon Smith Barney is not required to make a market in the common stock and may stop doing so at any time. You should not rely on Salomon Smith Barney's market making activities to provide an active or liquid trading market for the common stock.

Use of Proceeds


   The fund will not receive any proceeds from the sale of any common stock offered pursuant to this prospectus. Proceeds received by Salomon Smith Barney as a result of its market-making in the common stock will be used by Salomon Smith Barney in connection with its secondary market operations and for general corporate purposes.

Investment Objective and Policies


   The fund's investment objective is to seek as high a level of current income exempt from federal income taxes as is consistent with the preservation of principal. The fund's investment objective may only be changed with the affirmative vote of the holders of a "majority of the fund's outstanding voting securities" (as defined in the 1940 Act). In seeking its objective, the fund invests in long-term municipal obligations. The fund operates subject to a fundamental investment policy providing that, under normal conditions, the fund will invest at least 80% of its total assets in investment grade municipal obligations. No assurance can be given that the fund's investment objective will be achieved.

   The fund will normally invest at least 80% of its total assets in municipal obligations rated investment grade at the time of investment. Investment grade securities are rated within the highest four rating categories by Moody's

Investor Services, Inc. ("Moody's"), Standard and Poor's Rating Group ("S&P") and FitchIBCA, Inc. ("Fitch") or another nationally-recognized rating agency ("NRSRO"). A description of Moody's, S&P and Fitch ratings is set forth in the Appendix to the SAI. Up to 20% of the fund's total assets may be invested in unrated securities that are deemed by the manager to be of a quality comparable to investment grade. The fund will not invest in municipal obligations that are not rated investment grade by any NRSRO, at the time of purchase. Although municipal obligations rated Baa by Moody's, BBB by S&P or BBB by Fitch are considered to be investment grade, they may be subject to greater risks than other higher rated investment grade securities. Municipal obligations rated Baa by Moody's, for example, are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics as well. Municipal obligations rated BBB by S&P are regarded as having an adequate capacity to pay principal and interest. Municipal obligations rated BBB by Fitch are deemed to be subject to a higher likelihood that their rating will fall below investment grade than higher rated bonds.

   The fund is classified as a non-diversified fund under the 1940 Act, which means that the fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), which will relieve the fund of any liability for federal income tax to the extent its earnings are distributed to shareholders. To qualify as a regulated investment company, the fund will, among other things, limit its investments so that, at the close of each quarter of its taxable year
(1) not more than 25% of the market value of the fund's total assets will be invested in the securities of a single issuer and (2) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer. See "Taxation."

   The fund generally will not invest more than 25% of its total assets in any single industry. Governmental issuers of municipal obligations are not considered part of any industry. Municipal obligations backed only by the assets and revenues of non-governmental users may be deemed to be issued by the non-governmental users, and would be subject to the fund's 25% industry limitation. The fund may invest more than 25% of its total assets in a broad segment of the municipal obligations market, if the manager determines that the yields available from obligations in a particular segment of the market justify the additional risks associated with a large investment in the segment. The fund reserves the right to invest more than 25% of its assets in industrial development bonds or in issuers located in the same state, although it has no current intention of investing more than 25% of its assets in issuers located in the same state. If the fund were to invest more than 25% of its total in issuers located in the same state, it would be more susceptible to adverse economic, business or regulatory conditions in that state.

   Municipal obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal obligations bear fixed, floating and variable rates of interest, and variations exist in the security of municipal obligations, both within a particular classification and between classifications. The types of municipal obligations in which the fund may invest are described in Appendix A to this prospectus.

   The yields on, and values of, municipal obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the municipal obligations markets, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, municipal obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value.

   Opinions relating to the validity of municipal obligations and to the exemption of interest on them from federal income taxes are rendered by bond counsel to the respective issuers at the time of issuance. Neither the fund nor the manager will review the procedures relating to the issuance of municipal obligations or the basis for opinions of counsel. Issuers of municipal obligations may be subject to the provisions of bankruptcy, insolvency and other laws, affecting the rights and remedies of creditors. In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.

   Under normal conditions, the fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments (collectively, "taxable investments"). In addition, the fund may take a temporary defensive posture and invest without limitation in short-term municipal obligations and taxable investments, upon a determination by the manager that market conditions warrant such a posture. To the extent the fund holds taxable investments, the fund may not be fully achieving its investment objective.

  Investment Techniques

   The fund may employ, among others, the investment techniques described below, which may give rise to taxable income:

   When-Issued and Delayed Delivery Transactions. The fund may purchase municipal securities on a "when-issued" and "delayed delivery" basis and may purchase or sell municipal securities on a "delayed delivery" basis in order to hedge against anticipated changes in interest rates and prices. No income accrues to the fund on municipal securities in connection with such transactions prior to the date the fund actually takes delivery of such securities. These transactions are subject to market fluctuation; the value of the municipal securities at delivery may be more or less than their purchase price, and yields generally available on municipal securities when delivery occurs may be higher than yields on the municipal securities obtained pursuant to such transactions. Because the fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the fund is the buyer in such a transaction, however, it will maintain, in a segregated account, cash or liquid securities having a value equal to or greater than the fund's purchase commitments, provided such securities have been determined by the manager to be liquid and unencumbered, and are marked to market daily, pursuant to guidelines established by the directors. When the fund is the seller in such a transaction, it will cover its commitment to deliver the security by maintaining positions in portfolio securities that would serve to satisfy or offset the risk of such obligations. The fund will make commitments to purchase municipal securities on such basis only with the intention of actually acquiring these securities, but the fund may sell such securities prior to the settlement date if such sale is considered to be advisable.

   To the extent the fund engages in "when-issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring securities for the fund's portfolio consistent with the fund's investment objective and policies. However, although the fund does not intend to engage in such transactions for speculative purposes, purchases of securities on such basis may involve more risk than other types of purchases. For example, if the fund determines it is necessary to sell the "when-issued" or "delayed delivery" securities before delivery, it may incur a gain or a loss because of market fluctuations since the time the commitment to purchase such securities was made. Subject to the requirement of maintaining a segregated account, no specified limitation exists as to the percentage of the fund's assets which may be used to acquire securities on a "when-issued" or

"delayed delivery" basis. A significant percentage of the fund's assets committed to the purchase of securities on a "when-issued" or "delayed delivery" basis may increase the volatility of the fund's net asset value and may limit the flexibility to manage the fund's investments.

   Stand-By Commitments. The fund may acquire "stand-by commitments" with respect to municipal obligations it holds. Under a stand-by commitment, which resembles a put option, a broker, dealer or bank is obligated to repurchase at the fund's option specified securities at a specified price. Each exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The fund will acquire stand-by commitments solely to facilitate liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes.

   Financial Futures and Options Transactions. To hedge against a decline in the value of municipal obligations it owns or an increase in the price of municipal obligations it proposes to purchase, the fund may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a U.S. exchange or board of trade. The futures contracts or options on futures contracts that may be entered into by the fund will be restricted to those that are either based on an index of municipal obligations or relate to debt securities the prices of which are anticipated by the manager to correlate with the prices of the municipal obligations owned or to be purchased by the fund. Regulations of the Commodity Futures Trading Commission ("CFTC") applicable to the fund require that its transactions in futures and options be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the fund's net asset value, after taking into account unrealized profits and unrealized losses on such contracts.

   A financial futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specified property at a specified price, date, time and place. Unlike the direct investment in a futures contract, an option on a financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on financial futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would be reflected in the net asset value of the fund.

   Lending Securities. The fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the manager unless the fund applies for and receives specific authority to do so from the SEC. Loans of the fund's securities, if and when made, may not exceed 33 1/3% of the value of the fund's total assets. The fund's loans of securities will be collateralized by cash, letters of credit or U.S. government securities that will be maintained at all times in a segregated account in an amount equal to the current market value of the loaned securities.

   Repurchase Agreements. The fund may enter into repurchase agreement transactions with banks which are the issuers of instruments acceptable for purchase by the fund and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the fund would acquire an underlying debt obligation for a relatively short period subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.

Risk Factors and Special Considerations


   There are risks associated with an investment in the fund. You should consider whether the fund is an appropriate investment for you. The fund invests substantially all of its assets in municipal obligations, and circumstances or events that affect the value of municipal obligations will affect the fund's net asset value. While certain risks are discussed elsewhere in this prospectus, the following is intended to provide a summary of the principal risks of an investment in the fund.

Interest rate sensitivity

   . Municipal obligations are fixed-income securities which are sensitive to changes in interest rates. Generally, when interest rates are rising, the value of the fund's fixed-income securities can be expected to decrease. When interest rates are declining, the value of the fund's fixed-income securities can be expected to increase. The fund's net asset value may fluctuate in response to the increasing or decreasing value of the fund's fixed-income securities.

Less liquid markets for some municipal obligations

   . The market for municipal obligations may be less liquid than for corporate bonds. The market for special obligation bonds, lease obligations, participation certificates and variable rate instruments, which the fund may purchase, may be less liquid than for general obligation bonds.

   . Less liquid markets tend to be more volatile and react more negatively to adverse publicity and investor perception than more liquid markets. If markets are less liquid, the fund may not be able to dispose of municipal obligations in a timely manner and at a fair price.

   . Some of the fund's investments may be restricted as to resale. Although restricted securities may be sold in private transactions, a security's value may be less than the price originally paid by the fund. The ability of the manager to value illiquid or restricted securities will be more difficult and the manager's judgment may play a greater role in their valuation.

Issuer of a municipal obligation may default on its obligation to pay

   . The issuer of a municipal obligation may not be able to make timely payments of interest and principal because of general economic downturns or adverse allocation of government cost burdens. If an issuer did not make timely payments, the fund would not receive the anticipated income from the investment and the value of the investment might be reduced. This could result in a decrease in the fund's net asset value and adversely affect the fund's ability to pay dividends. This risk of default may be greater for private activity bonds or other municipal obligation whose payments are dependent upon a specific source of revenue.

   .Even if the issuer does not actually default, adverse changes in the issuer's financial condition may negatively affect its credit rating or presumed creditworthiness. These developments would adversely affect the market value of the issuer's obligations.

Issuer of a municipal obligation declares bankruptcy

   .The issuer of a municipal obligation might declare bankruptcy and the fund could experience delays collecting interest and principal. To enforce its rights, the fund might be required to take possession of and manage the assets securing the issuer's obligation. This may increase the fund's expenses, reduce its net asset value and increase the amount of the fund's distributions that is in taxable form.

   .If the fund took possession of a bankrupt issuer's assets, income derived from the fund's ownership and management of the assets may not be tax exempt. Shareholders may receive more of the total distributions from the fund in taxable form.

   .The fund might not be able to take possession of the assets of a bankrupt issuer because of laws protecting state and local institutions, limits on the investments the fund is permitted to make, and the nature of the income the fund is entitled to receive from its investments imposed on it by the Code. If the fund cannot take possession of the assets and enforce its rights, the value of the security may be greatly diminished. This could reduce the fund's net asset value.

Adverse governmental action

   .The U.S. government has enacted laws that have restricted or diminished the income tax exemption on some municipal obligations and it may do so again in the future. If this were to happen, shareholders could receive more of the distributions from the fund in taxable form.

   .There may be less extensive information available about the financial condition of issuers of municipal obligations than for corporate issuers with publicly traded securities.

Municipal Obligations Purchased at a Premium

   .The issuer of a municipal obligation may be obligated to redeem the security at face value, but if the fund paid more than face value for the security, the fund may lose money on the security when it is sold.

Municipal Leases

   .These leases frequently contain clauses that permit the governmental issuer to stop making interest and principal payments if money is not appropriated by the legislature annually or on some other periodic basis.

   .These leases are less liquid than municipal obligations and may be difficult to value and to sell at a fair price.

   .If the issuer is foreclosed upon, the assets securing these leases may be difficult to dispose of.

When-Issued and Delayed Delivery Transactions

   The fund may use when-issued and delayed delivery transactions to purchase securities. The value of securities purchased in these transactions may decrease before they are delivered to the fund. Also, the yield on securities purchased in these transactions may be higher in the market when the delivery takes place.

Repurchase Agreements

   The fund may use repurchase agreements to manage its cash position. If the other party to the agreement defaults, the fund may not be able to sell the underlying securities. If the fund must assert its rights against the other party to recover the securities, the fund will incur unexpected expenses, risk losing the income on the security and assume the risk of loss in the value of the security.

Lending Securities

   If the party borrowing the fund's securities fails financially, the fund may be unable to recover the loaned securities.

Financial Futures and Options

   The fund may use financial futures contracts and options on these contracts to protect the fund from a decline in the price of municipal obligations it owns or an increase in the price of a municipal obligation it plans to buy. There are risks associated with futures and options transactions.

   .Because it is not possible to perfectly correlate the price of the securities being hedged with the price movement in a futures contract, it is not possible to provide a perfect offset on losses on the futures contract or the option on the contract.

   .Because there is imperfect correlation between the fund's securities that are hedged and the futures contract, the hedge may not be fully effective. Losses on the fund's security may be greater than gains on the future contract, or losses on the futures contract may be greater than gains on the securities subject to the hedge.

   .To compensate for imperfect correlation, the fund may over-hedge or under-hedge by entering into a futures contract or options on futures contracts in dollar amounts greater or lesser than the dollar amounts of the securities being hedged. If market movements are not as anticipated, the fund could lose money from these positions.

   .If the fund hedges against an increase in interest rates, and rates decline instead, the fund will lose all or part of the benefit of the increase in value of the securities it hedged. This loss will occur because it will have offsetting losses in its futures or options positions. Also, in order to meet margin requirements, the fund may have to sell securities at a time it would not normally choose.

Concentration and Non-Diversification

   The fund may concentrate its assets in municipal securities that finance the same or similar facilities or in issuers located in the same state. If the fund concentrates its assets, it may be more adversely affected by events affecting those issuers than if it were investing in a broader range of securities. In addition, the fund is non-diversified within the meaning of the Investment Company Act of 1940. This means that, compared to a diversified fund, the fund may invest a greater portion of its assets in the obligations of a smaller number of issuers. As a result, the fund may be subject to greater risk than a diversified fund.

Year 2000

   Information technology experts are concerned about computer systems' ability to process date-related information on and after January 1, 2000. This situation, commonly known as the "Year 2000" issue, could have an adverse impact on the fund. The cost of addressing the Year 2000 issue, if substantial, could adversely affect governments that issue securities held by the fund. The manager is addressing the Year 2000 issue for their systems. The fund has been informed by its other service providers that they are taking similar measures. Although the fund does not expect the Year 2000 issue to adversely affect it, the fund cannot guarantee that its efforts or those of its service providers to correct the problem will be successful.

Investment Restrictions


   The fund has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a "majority of the outstanding voting securities of the fund," within the meaning of the 1940 Act. A "majority of the outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the fund's common stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (2) more than 50% of the outstanding shares.

   The following are several of the restrictions applicable to the fund. For a complete listing of the investment restrictions applicable to the fund, see "Investment Restrictions" in the SAI. Any percentage limits apply only at the time of initial investment. The fund is not required to sell securities if the limits are exceeded after the investment is completed. The fund may not:

  . Borrow money, except for temporary or emergency purposes, and then not in amounts that are greater than 15% of total assets (including the amount borrowed).

  . Buy more securities if the fund had borrowed money in amounts greater than 5% of net assets.

  . Invest more than 25% of total assets in securities of issuers in a single industry. This restriction does not apply to the fund's investments in municipal obligations and U.S. government securities.

Share Price Data


   The fund's common stock is listed on the NYSE under the symbol "GSI." Salomon Smith Barney currently intends to buy and sell the fund's shares in order to make a market in the fund's common stock.

   The following table sets forth the high and low sales prices for the fund's common stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period since the fund's commencement of operations.

             Quarterly High Price       Quarterly Low Price
             --------------------       -------------------
          Net Asset  NYSE   Discount Net Asset  NYSE   Discount
            Value    Price   to NAV    Value    Price   to NAV
----------------------------------------------------------------
8/31/97    $11.98   $12.000   0.17%   $11.71   $11.500   (1.79)%
11/30/97    11.94    11.688  (2.11)    11.76    11.063   (5.93)
2/28/98     12.08    11.813  (2.21)    11.74    11.063   (5.77)
5/31/98     11.81    11.500  (2.62)    11.62    10.438  (10.17)
8/31/98     11.84    10.813  (8.67)    11.72    10.063  (14.14)
11/30/98    12.01    11.125  (7.37)    11.84    10.250  (13.43)
2/28/99     11.87    11.500  (3.12)    11.77    10.500  (10.79)
5/31/99     11.76    10.875  (7.53)    11.47     9.906  (13.64)
8/31/99
----------------------------------------------------------------

   As of    , 1999, the price of common stock as quoted on the NYSE was $   ,
representing an    % discount from the common stock's net asset value
calculated on that day.

Net Asset Value


   The fund's net asset value is calculated as of the close of regular trading on the NYSE, currently 4:00 p.m., New York time, on the last day on which the NYSE is open for trading of each week and month. Net asset value is calculated by dividing the value of the fund's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of common stock outstanding. Investments in securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the board of directors.

   The valuation of the fund's assets is made by the manager after consultation with an independent pricing service (the "service") approved by the board of directors. When, in the judgment of the service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the service, no readily obtainable market quotation is available (which may constitute a majority of the fund's portfolio securities), are carried at fair value as determined by the service. The service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the service are reviewed periodically by the officers of the fund under the general supervision and responsibility of the board of directors, which may replace the service at any time if it determines it to be in the best interests of the fund to do so.

Taxation


   The following is a summary of the material federal tax considerations affecting the fund and fund shareholders. Please refer to the SAI for further discussion. In addition to the considerations described below and in the SAI, there may be other federal, state, local, or foreign tax implications to consider. Because taxes are a complex matter, you are urged to consult your tax advisor for more detailed information with respect to the consequences of an investment.

   The fund has qualified and intends to qualify, as it has in prior years, under Subchapter M of the Code for tax treatment as a regulated investment company so long as such qualification is in the best interests of its shareholders. In each taxable year that the fund qualifies, the fund will pay no federal income tax on its net investment income and long-term capital gain that is distributed to shareholders. The fund also intends to satisfy conditions that will enable it to pay "exempt-interest dividends" to shareholders. Exempt-interest dividends are generally not subject to regular federal income taxes but may be considered taxable for state and local income (or intangible) tax purposes.

   Exempt-interest dividends attributable to interest received by the fund on certain "private-activity" bonds will be treated as a specific tax preference item to be included in an individual shareholder's alternative minimum tax computation. Corporate shareholders must include 75% of all exempt-interest as a component in the corporate minimum taxable income computation. Exempt-interest dividends derived from the interest earned on private activity bonds will not be exempt from federal income tax for those shareholders who are "substantial users" (or persons related to "substantial users") of the facilities financed by these bonds.

   Shareholders who receive social security or equivalent railroad retirement benefits should note that exempt-interest dividends are one of the items taken into consideration in determining the amount of these benefits that may be subject to federal income tax.

   The interest expense incurred by a shareholder on borrowings made to purchase, or carry fund shares, are not deductible for Federal income tax purposes to the extent related to the exempt-interest dividends received on such shares.

   Dividends paid by the fund from interest income on taxable investments, net realized short-term securities gains, and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds are subject to federal income tax as ordinary income. Distributions, if any, from net realized long-term securities gains are taxable as long-term capital gains, regardless of the length of time a shareholder has owned fund shares.

   Distributions, if any, from net realized long-term securities gains are taxable as long-term capital gains, regardless of the length of time a shareholder has owned fund shares.

   Shareholders are required to pay tax on all taxable distributions even if those distributions are automatically reinvested in additional fund shares. None of the dividends paid by the fund will qualify for the corporate dividends received deduction. The fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

   The fund is required to withhold ("backup withholding") 31% of all taxable dividends, capital gain distributions, and the proceeds of any redemption, regardless of whether gain or loss is realized upon the redemption, for shareholders who do not provide the fund with a correct taxpayer identification number (social security or employer identification number). Withholding from taxable dividends and capital gain distributions also is required for shareholders who otherwise are subject to backup withholding. Any tax withheld as a result of backup withholding does not constitute an additional tax, and may be claimed as a credit on the shareholders' Federal income tax return.

Management of the Fund


  Board of Directors

   Overall responsibility for management and supervision of the fund rests with the fund's Board of Directors. The Directors approve all significant agreements with the fund's manager, administrator, custodian and transfer agent. The day-to-day operations of the fund are delegated to the fund's manager. The SAI contains background information regarding each Director and executive officer of the fund.

  Investment Manager and Administrator

   SSBC, located at 388 Greenwich Street, New York, New York 10013, serves as the fund's investment adviser. The manager, through its predecessors, has been in the investment counseling business since 1968 and renders investment advice to a wide variety of individual, institutional and investment company clients
with aggregate assets under management as of    , 1999 in excess of $
billion. The manager is an affiliate of Salomon Smith Barney. The manager and Salomon Smith Barney are subsidiaries of Citigroup Inc. Citigroup businesses produce a broad range of financial services--asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading--and use diverse channels to make them available to consumer and corporate customers around the world.

   Subject to the supervision and direction of the fund's board of directors, SSBC manages the securities held by the fund in accordance with the fund's stated investment objective and policies, makes investment decisions for the fund, places orders to purchase and sell securities on behalf of the fund and employs managers and securities analysts who provide research services to the fund. The fund pays the manager a fee for services provided to the fund that is computed daily and paid monthly at the annual rate of 0.90% of the value of the fund's average daily net assets.

   Transactions on behalf of the fund are allocated to various dealers by the manager in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for their research, statistical or other services to enable the manager to supplement its own research and analysis with the views and information of other securities firms. The fund may use Salomon Smith Barney or an affiliate broker in connection with the purchase or sale of securities when the manager believes that the broker's charge for the transaction does not exceed usual and customary levels. The same standard applies to the use of Salomon Smith Barney as a broker in connection with entering into options and futures contracts. The fund paid no brokerage commissions in the last fiscal year, because transactions in fixed income securities are executed as principal transactions by the various dealers.

   Citigroup is a bank holding company subject to regulation under the Bank Holding Company Act of 1956 (the "BHCA"), the requirements of the Glass-Steagall Act and certain other laws and regulations.

   Salomon Smith Barney and the manager believe that the manager's investment management and administration services and the market-making activities performed by Salomon Smith Barney are not underwriting and are consistent with the BHCA, the Glass-Steagall Act and other federal and state laws applicable to Citigroup. However, there is little controlling precedent regarding the performance of the combination of investment advisory and administrative activities by subsidiaries of bank holding companies. If Salomon Smith Barney and the manager, or their affiliates, were to be prevented from acting as the manager or administrator, the fund would seek alternative means for obtaining these services. The fund does not expect that shareholders would suffer any adverse financial consequences as a result of any such occurrence.

  Fund Management

   Joseph P. Deane, Vice President and Investment Officer of the fund, is primarily responsible for the management of the fund's assets. Mr. Deane has served in this capacity since the fund commenced operations in 1994 and manages the day-to-day operations of the fund, including making all investment decisions. Mr. Deane is an Investment Officer of SSBC and is the senior portfolio manager for a number of investment companies and other accounts investing in tax-exempt securities.

Dividends and Distributions; Dividend Reinvestment Plan


   The fund generally expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. From time to time, when the fund makes a substantial capital gains distribution, it may do so in lieu of paying its regular monthly dividend. All dividends or distributions with respect to shares of common stock are reinvested automatically in additional shares through participation in the fund's dividend reinvestment plan (the "plan"), unless a shareholder elects to receive cash.

   Under the plan, a shareholder whose shares of common stock are registered in his or her own name will have all distributions from the fund reinvested automatically by First Data as purchasing agent under the plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in "street name") will be reinvested by the broker or nominee in additional shares under the plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own common stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to fund shareholders who do not participate in the plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend paying agent.

   The number of shares of common stock distributed to participants in the plan in lieu of a cash dividend is determined in the following manner. Whenever the market price of the common stock is equal to or exceeds the net asset value per share on the date of valuation, Plan participants will be issued shares of common stock at a price equal to the greater of (1) the net asset value per share most recently determined as described under "Net Asset Value" or (2) 95% of the market price.

   If the net asset value per share of common stock at the time of valuation exceeds the market price of the common stock, or if the fund declares a dividend or capital gains distribution payable only in cash, First Data will buy common stock in the open market, on the NYSE or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds the net asset value of the common stock, First Data will attempt to terminate purchases in the open market and cause the fund to issue the remaining portion of the dividend or distribution by issuing shares at a price equal to the greater of
(a) net asset value or (b) 95% of the then current market price. In this case, the number of shares of common stock received by a plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the fund issues the remaining shares. To the extent First Data is unable to stop open market purchases and cause the fund to issue the remaining shares, the average per share purchase price paid by First Data may exceed the net asset value of the common stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in common stock issued by the fund at net asset value. First Data will begin to purchase common stock on the open market as soon as practicable after the payment date of the dividend or capital gains distribution, but in no event shall such purchases continue later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.

   First Data maintains all shareholder accounts in the plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common stock in the account of each plan participant will be held by First Data in uncertificated form in the name of each plan participant.

   Plan participants are subject to no charge for reinvesting dividends and capital gains distributions under the plan. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the fund. No brokerage charges apply with respect to shares of common stock issued directly by the fund under the plan. Each plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to any open market purchases made under the plan.

   The fund reserves the right to amend or terminate the plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The plan also may be amended or terminated by First Data, with the fund's prior written consent, on at least 30 days' written notice to plan participants. All correspondence concerning the plan should be directed by mail to First Data Investor Services Group, P.O. Box 8030, Boston, Massachusetts 02266-8030 or by telephone at 1-800-451-2010.

Certain Provisions of the Articles of Incorporation and Market Discount


  Anti-Takeover Provisions

   The fund presently has provisions in its articles of incorporation and bylaws (commonly referred to as "anti-takeover" provisions) which may have the effect of limiting the ability of other entities or persons to acquire control of the fund, to cause it to engage in certain transactions or to modify its structure.

   The board of directors is classified into three classes, each with a term of three years with only one class of directors standing for election in any year. Such classification may prevent replacement of a majority of the directors for up to a two-year period. The articles of incorporation provide that the maximum number of directors that may constitute the fund's entire board is 12. Directors may be removed from office, or the maximum number of directors increased, only by vote of at least 75% of the shares entitled to be voted on the matter. If approved by two-thirds of the fund's directors, a majority of the shares entitled to vote may approve the conversion of the fund from a closed-end to an open-end investment company. If fewer than two-thirds of the directors approve such conversion, the affirmative vote of shareholders holding at least two-thirds of the outstanding shares will be required to approve such action. If approved by 75% of the fund's directors, a majority of the shares entitled to vote may approve: (i) the dissolution or liquidation of the fund;
(ii) the merger, consolidation or share exchange of the fund with or into any other person; or (iii) any sale, lease, exchange or other disposition by the fund of any assets of the fund having an aggregate market value of $1,000,000, except for transactions in securities in the ordinary course of business. If fewer than 75% of the directors approve the actions described in (i) through
(iii) above, the affirmative vote of shareholders holding at least three-fourths of the outstanding shares will be required. The affirmative vote of at least 75% of the shares will be required to amend the articles of incorporation or by-laws to change any of the foregoing provisions.

   The percentage votes required under these provisions, which are greater than the minimum requirements under Maryland law or the 1940 Act, will make a

Certain Provisions of the Articles of Incorporation and Market Discount (continued)

change in the Fund's business or management more difficult and may have the effect of depriving shareholders of an opportunity to sell shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The Fund's Board of Directors, however, has considered these anti-takeover provisions and believes they are in the best interests of shareholders.

  Market Discount

   Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, although in some cases they may trade at a premium. Shares of closed-end investment companies investing primarily in fixed-income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions and other factors beyond the control of the fund. As a result, the market price of the fund's shares may be greater or less than the net asset value. Since the commencement of the fund's operations, the fund's shares have traded in the market at prices that were at times equal to, but generally were below, net asset value.

   Some closed-end investment companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value.

   The fund's board of directors has seen no reason to adopt any of the steps specified above, which some other closed-end funds have used to address the discount. The experience of many closed-end funds suggests that the effect of many of these steps (other than open-ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the fund's shares to trade at a price equal to their net asset value. The fund's manager may voluntarily waive its fees from time to time in order to increase the fund's dividend yield in an effort to reduce the discount. Any such waiver may be terminated at any time, and there can be no assurance that such actions would be successful at reducing the discount.

Description of Common Stock


                                                                      Amount
                                                                    Outstanding
                                                                   Exclusive of
                                           Amount Held            Shares Held by
                                             by Fund               Fund for its
                         Shares            for its Own            Own Account as
  Title of Class       Authorized            Account           of September   , 1999
------------------------------------------------------------------------------------
  Common Stock         500,000,000              --
------------------------------------------------------------------------------------

   No shares, other than those currently outstanding, are offered for sale pursuant to this prospectus. All shares of common stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidations. Shares of common stock will be fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights. A majority of the votes cast at any meeting of shareholders is sufficient to take or authorize action, except for election of Directors or as otherwise provided in the fund's articles of incorporation as described under "Certain Provisions of the Articles of Incorporation and Market Discount."

   Under the rules of the NYSE applicable to listed companies, the fund is required to hold an annual meeting of shareholders in each year. If the fund's shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the fund may decide not to hold annual meetings of shareholders.

   The fund has no current intention of offering additional shares, except that additional shares may be issued under the plan. See "Dividends and Distributions; Dividend Reinvestment Plan." Such offerings of shares, if made, will require approval of the fund's board of directors and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing shareholders or with the consent of a majority of the fund's outstanding shares.

Custodian, Transfer Agent, Dividend-Paying Agent and Registrar


   PNC Bank, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as custodian of the fund's investments. First Data, located at One Exchange Place, Boston, Massachusetts 02109, serves as agent in connection with the plan and serves as the fund's transfer agent, dividend-paying agent and registrar.

Independent Auditors


   The audited financial statements have been incorporated by reference in the SAI in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

Further Information


   This prospectus does not contain all of the information set forth in the registration statement filed with the SEC. The complete registration statement may be obtained from the SEC upon payment of any applicable fee prescribed by its rules and regulations.

Appendix A

  Types of Municipal Obligations

The fund may invest in the following types of municipal obligations and in such other types of municipal obligations as may be described in the prospectus.

  Municipal Bonds

   Municipal bonds are debt obligations issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or from another specific source, such as the user of the facility being financed. Certain municipal bonds are "moral obligation" issues, which normally are issued by special purpose public authorities. In the case of such issues, an express or implied "moral obligation" of a stated government unit is pledged to the payment of the debt service but is usually subject to annual budget appropriations.

  Industrial Development Bonds and Private Activity Bonds

   Industrial development bonds ("IDBs") and private activity bonds ("PABs") are municipal bonds issued by or on behalf of public authorities to finance various privately operated facilities, such as airports or pollution control facilities. IDBs and PABs generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. IDBs and PABs are generally revenue bonds and thus are not payable from the unrestricted revenue of the issuer. The credit quality of IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed.

  Municipal Lease Obligations

   Municipal lease obligations are municipal obligations that may take the form of leases, installment purchase contracts or conditional sales contracts, or certificates of participation with respect to such contracts or leases. Municipal lease obligations are issued by state and local governments and authorities to purchase land or various types of equipment and facilities. Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing authority is pledged, they ordinarily are backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. The leases underlying certain municipal obligations, however, provide that lease payments are subject to partial or full abatement if, because of material damage or destruction of the leased property, there is substantial interference with the lessee's use or occupancy of such property. This "abatement risk" may be reduced by the existence of insurance covering the leased property, the maintenance by the lessee of reserve funds or the provision of credit enhancements such as letters of credit.

   The liquidity of municipal lease obligations varies. Municipal leases held by the portfolio will be considered illiquid securities unless the portfolio's board of directors determines on an on-going basis that the leases are readily marketable. Certain municipal lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, the portfolio's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition of the property in the event of foreclosure might be difficult. The portfolio will not invest more than 5% of its assets in such "non-appropriation" municipal lease obligations.

  Zero Coupon Obligations

   The portfolio may invest in zero coupon municipal obligations. Such obligations include "pure zero" obligations, which pay no interest for their entire life (either because they bear no stated rate of interest or because their stated rate of interest is not payable until maturity), and "zero/fixed" obligations, which pay no interest for an initial period and thereafter pay interest currently. Zero coupon obligations also include securities representing the principal-only components of municipal obligations from which the interest components have been stripped and sold separately by the holders of the underlying municipal obligations. Zero coupon securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations in market value in response to changing rates than obligations of comparable maturity that make current distributions of interest. While zero coupon municipal obligations will not contribute to the cash available to the portfolio, the manager believes that limited investments in such securities may facilitate the portfolio's ability to preserve capital while generating tax-exempt income through the accrual of original interest discount. Zero coupon municipal obligations generally are liquid, although such liquidity may be reduced from time to time due to interest rate volatility and other factors. The portfolio may invest up to 10% of its total assets in zero coupon municipal obligations.

  Floating Rate Obligations

   The portfolio may purchase floating and variable rate municipal notes and bonds, which frequently permit the holder to demand payment of principal at any time, or at specified intervals, and permit the issuer to prepay principal, plus accrued interest, at its discretion after a specified notice period. The issuer's obligations under the demand feature of such notes and bonds generally are secured by bank letters of credit or other credit support arrangements. There frequently will be no secondary market for variable and floating rate obligations held by the portfolio, although the portfolio may be able to obtain payment of principal at face value by exercising the demand feature of the obligation.

  Participation Interests

   The portfolio may invest up to 5% of its total assets in participation interests in municipal bonds, including IDBs, PABs and floating and variable rate securities. A participation interest gives the portfolio an undivided interest in a municipal bond owned by a bank. The portfolio has the right to sell the instrument back to the bank. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the portfolio's board of directors has determined meets certain credit quality standards or the payment obligation will otherwise be collateralized by U.S. government securities. The portfolio will have the right, with respect to certain participation interests, to draw on the letter of credit on demand, after specified notice for all or any part of the principal amount of the portfolio's participation interest, plus accrued interest. Generally, the portfolio intends to exercise the demand under the letters of credit or other guarantees only upon a default under the terms of the underlying bond, or to maintain the portfolio's assets in accordance with its investment objective and policies. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors. The manager will monitor the pricing, quality and liquidity of the participation interests held by the portfolio and the credit standing of the banks issuing letters of credit or guarantees supporting such participation interests on the basis of published financial information reports of rating services and bank analytical services.

  Custodial Receipts

   The portfolio may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain municipal obligations. The underwriter of these certificates or receipts typically purchases municipal obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same economic attributes as zero coupon municipal obligations described above. Although under the terms of the custodial receipt the portfolio would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the portfolio could be required to assert through the custodian bank those rights that may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal or interest when due, the portfolio may be subject to delays, expenses and risks that are greater than those that would have been involved if the portfolio had purchased a direct obligation of the issuer. In addition, in the event the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

  Municipal Obligation Components

   The portfolio may invest in municipal obligations, the interest rate on which has been divided by the issuer into two different and variable components, which together result in a fixed interest rate. Typically, the first of the components (the "auction component") pays an interest rate that is reset periodically through an auction process, whereas the second of the components (the "residual component") pays a residual interest rate based on the difference between the total interest paid by the issuer on the municipal obligation and the auction rate paid on the auction component. The portfolio may purchase both auction and residual components. Because the interest rate paid to holders of residual components is generally determined by subtracting the interest rate paid to the holders of auction components from a fixed amount, the interest rate paid to residual component holders will decrease as the auction component's rate increases and increase as the auction component's rate decreases. Moreover, the extent of the increases and decreases in market value of residual components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate municipal obligation having similar credit quality, redemption provisions and maturity.

Appendix B

  Tax-Exempt Income Compared to Taxable Income

   The tables below show individual taxpayers how to translate the tax savings from investments such as the fund into an equivalent return from a taxable investment. The yields used below are for illustration only and are not intended to represent current or future yields for the fund, which may be higher or lower than those shown.

                                   Federal         Tax-Exempt Rate
                                   Marginal        ---------------
                                     Rate   2.0%  3.0%  4.0%  5.0%  6.0%  7.0%
--------------------------------------------------------------------------------
 Single                Joint                   Equivalent Taxable Yield
--------------------------------------------------------------------------------
$      0- 25,750  $      0- 43,050   15.0%  2.35% 3.53% 4.71% 5.88% 7.06%  8.24%
  25,751- 62,450    43,051-104,050   28.0   2.78  4.17  5.56  6.94  8.33   9.72
  62,451-130,250   104,051-158,550   31.0   2.90  4.35  5.80  7.25  8.70  10.14
 130,251-283,150   158,551-283,150   36.0   3.13  4.69  6.25  7.81  9.38  10.94
over 283,150          over 283,150   39.6   3.31  4.97  6.62  8.28  9.93  11.59
--------------------------------------------------------------------------------

* The Federal tax rates shown are those currently in effect for 1999. The calculations assume that no income will be subject to the federal alternative minimum tax.

                                                          SALOMONSMITHBARNEY
                                        --------------------------------------
                                                   A member of citigroup[LOGO]



                                                 Greenwich Street Municipal
                                                 Fund Inc.

                                                 388 Greenwich Street
                                                 New York, New York 10013

                                                 Common Stock

								(Investment Company
								Act File No. 811-7524)
								FD01204 9/99
All dealers effecting transactions in the fund's securities, whether or not participating in this distribution, may be required to give investors a prospectus.

If someone makes a statement about the fund that is not in this prospectus, you should not rely upon that information. This prospectus does not offer any security other than the fund's shares of common stock. Neither the fund nor Salomon Smith Barney is offering to sell shares of the fund to any person to whom the fund may not lawfully sell its shares.

There may be changes in the fund's affairs that occur after the date of the prospectus. The fund will publish a supplement to the prospectus if there are any material changes in its business.

PART B

Greenwich Street Municipal Fund Inc.


388 Greenwich Street
New York, New York  10013
(212) 723-9218

STATEMENT OF ADDITIONAL INFORMATION
September 28, 1999

	Greenwich Street Municipal Fund Inc. (the "fund") is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from Federal income tax as is consistent with the preservation of principal. Under normal conditions, the fund will, in seeking its investment objective, invests substantially all of its assets in long-term, investment grade obligations issued by state and local governments, political subdivisions, agencies and public authorities ("municipal obligations"). No assurance can be given that the fund will be able to achieve its investment objective. SSBC Fund Management Inc. ("SSBC" or "manager") (formally known as Mutual Management Corp. and Smith Barney Mutual Funds) serves as investment manager of the fund.

	This Statement of Additional Information ("SAI") expands upon and supplements the information contained in the current prospectus of the fund, dated September 28, 1999 as amended or supplemented from time to time (the "prospectus"), and should be read in conjunction with the Prospectus. The prospectus may be obtained from any Salomon Smith
Barney Financial Consultant or by writing or calling the fund at the address or telephone number set forth above. This SAI, although not itself a prospectus, is incorporated by reference into the prospectus in its entirety.

	No person has been authorized to give any information or to make any representations not contained in the prospectus or this SAI and, if given or made, such information must not be relied upon as having been authorized by the fund or the fund's investment manager. The prospectus and this SAI do not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of the fund's common stock ("common stock"). The prospectus and this SAI do not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of the prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the fund since the date hereof. If any material change occurs while the prospectus is required by law to be delivered, however, the prospectus or this SAI will be supplemented or amended accordingly.


CONTENTS

Investment Objective and Policies (see in the Prospectus
"Appendix")...............................2
Portfolio Transactions and Turnover............................................
 ..

 ........................11
Management of the fund (see in the Prospectus "Management of the fund")
 .........................12
Taxes (see in the prospectus "Taxation").......................................
 ..........................17
Stock Purchases and Tenders (see in the Prospectus "Certain Provisions
of the Articles of
 Incorporation" "Description of Common Stock").................................
 ......................20
Additional Information........................................................
 ..............................22
Financial Statements..........................................................
 ...............................23
Appendix......................................................................
 ..............................A-1


INVESTMENT OBJECTIVE AND POLICIES

	The prospectus discusses the fund's investment objective and the policies it employs to achieve that objective. The following discussion supplements the description of the fund's investment policies in the prospectus. The fund's investment objective is to seek as high a level of current income exempt from Federal income taxes as is consistent with the preservation of principal by investing substantially all of its assets in a variety of municipal obligations. The fund's investment objective may not be changed without the affirmative vote of the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the fund's outstanding voting shares. No assurance can be given that the fund's investment objective will be achieved.

Use of Ratings as Investment Criteria

	In general, the ratings of Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P") and Fitch IBCA, Inc. ("Fitch") and other nationally recognized statistical rating organizations ("NRSROs") represent the opinions of the NRSROs as to the quality of the municipal obligations and other debt securities they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality and do not evaluate the market risk of securities. These ratings will be used as initial criteria for the selection of securities, but the fund also will rely upon the independent advice of its manager. Among the factors that will also be considered by the manager in evaluating potential municipal obligations to be held by the fund are the price, coupon and yield to maturity of the obligations, the manager's assessment of the credit quality of the issuer of the obligations, the issuer's available cash flow and the related coverage ratios, the property, if any, securing the obligations, and the terms of the obligations, including subordination, default, sinking fund and early redemption provisions. To the extent the fund invests in lower-rated and comparable unrated securities, the fund's achievement of its investment objective may be more dependent on the manager's credit analysis of such securities than would be the case for a portfolio consisting entirely of higher-rated securities. The Appendix to this SAI contains information concerning the ratings of Moody's, S&P and Fitch and their significance.

	Subsequent to its purchase by the fund, an issue of municipal obligations may cease to be rated or its rating may be reduced below the rating given at the time the securities were acquired by the fund. Neither event will require the sale of such municipal obligations by the fund, but the manager will consider such event in its determination of whether the fund should continue to hold the municipal obligations. In addition, to the extent the ratings change as a result of changes in the rating systems or due to a corporate restructuring of Moody's, S&P or Fitch, the fund will attempt to use comparable ratings as standards for its investments in accordance with its investment objectives and policies.

	The fund will seek to invest substantially all of its assets in municipal obligations, and under normal conditions at least 80% of the fund's total assets will be invested in investment-grade municipal obligations.

	The fund may invest in municipal obligations rated as low as Baa by Moody's or BBB by S&P or Fitch or in unrated municipal obligations deemed by the manager to be of comparable quality. Although such securities are considered investment grade, they may be subject to greater risks than other higher-rated investment grade securities.

	While the market for municipal obligations is considered to be generally adequate, the existence of limited markets for particular lower-rated and comparable unrated securities may diminish the Fund's ability to (1) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value and (2) sell the securities at fair value to respond to changes in the economy or in the financial markets. The market for certain lower-rated and comparable unrated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

Taxable Investments

	Under normal conditions, the fund may hold up to 20% of its assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable Investments").

	Money market instruments in which the fund may invest include:
U.S. government securities; tax-exempt notes of municipal issuers rated, at the time of purchase, no lower than MIG1 by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated, by issuers having outstanding unsecured debt then rated within the three highest rating categories; bank obligations (including certificates of deposit ("CDs"), time deposits and bankers' acceptances of domestic banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-l by Fitch or the equivalent from another nationally recognized rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements. At no time will the fund's investments in bank obligations, including time deposits, exceed 25% of the value of its assets.

	U.S. government securities in which the fund may invest include direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among direct obligations of the United States are Treasury bills, Treasury notes and Treasury bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association ("GNMA") certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).

Lending Securities

	By lending its securities, the fund can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. The fund will adhere to the following conditions whenever it lends its securities: (1) the fund must receive at least 100% cash collateral or equivalent securities from the borrower, which will be maintained by daily marking-to-market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the fund must be able to terminate the loan at any time; (4) the fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the fund may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the fund's board of directors must terminate the loan and regain the fund's right to vote the securities. From time to time, the fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the fund and that is acting as a "finder."

Repurchase Agreements

	The fund may enter into repurchase agreements with certain member banks of the Federal Reserve System and certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. Under the terms of a typical repurchase agreement, the fund would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase and the fund to resell the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. The manager, acting under the supervision of the fund's board of directors, reviews on an ongoing basis the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into such transactions.
The fund will bear a risk of loss in the event the other party to the transaction defaults on its obligations and the fund is delayed or prevented from exercising its rights to dispose of the underlying securities, including the risk of a possible decline in the value of the underlying securities during the period in which the fund seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement.

Investments in Municipal Obligation Index and Interest Rate Futures Contracts and Options on Interest Rate Futures Contracts

	The fund may invest in municipal obligation index and interest rate futures contracts and options on interest rate futures contracts that are traded on a domestic exchange or board of trade. Such investments may be made by the fund solely for the purpose of hedging against changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. Further, such investments will be made only in unusual circumstances, such as when the manager anticipates an extreme change in interest rates or market conditions.

	Municipal Obligation Index and Interest Rate Futures Contracts. A municipal obligation index futures contract is an agreement to take or make delivery of an amount of cash equal to a specific dollar amount times the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract is originally written. No physical delivery of the underlying municipal obligations in the index is made. Interest rate futures contracts are contracts for the future purchase or sale of specified interest rate-sensitive debt securities of the U.S. Treasury, such as Treasury bills, bonds and notes, obligations of the GNMA and bank CDs. Although most interest rate futures contracts require the delivery of the underlying securities, some settle in cash. Each contract designates the price, date, time and place of delivery.

	The purpose of the fund's entering into a municipal obligation index or interest rate futures contract, as the holder of long-term municipal obligations, is to protect the fund from fluctuation in interest rates on tax-exempt securities without actually buying or selling municipal obligations. The fund will, with respect to its purchases of financial futures contracts establish a segregated account consisting of cash, U.S. government securities, equity securities or debt securities of any grade in an amount equal to at least the total market value of the futures contracts less the amount of initial margin on deposit for the contracts.

	Unlike the purchase or sale of a municipal obligation, no consideration is paid or received by the fund upon the purchase or sale of a futures contract. Initially, the fund will be required to deposit with the futures commission merchant an amount of cash or cash equivalents equal to approximately 5% of the contract amount (this amount is subject to change by the board of trade on which the contract is traded and members of such board of trade may charge a higher amount). This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract which is returned to the fund upon termination of the futures contract, assuming that all contractual obligations have been satisfied. Subsequent payments known as "variation margin," to and from the futures commission merchant, will be made on a daily basis as the price of the index or securities fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. At any time prior to the expiration of the contract, the fund may elect to close the position by taking an opposite position, which will operate to terminate the fund's existing position in the futures contract.

	There are several risks in connection with the use of municipal obligation index and interest rate futures contracts as hedging devices. Successful use of these futures contracts by the fund is subject to the manager's ability to predict correctly movements in the direction of interest rates. Such predictions involve skills and techniques which may be different from those involved in the management of a long-term municipal obligation portfolio. In addition, there can be no assurance that a correlation would exist between movements in the price of the municipal obligation index or the debt security underlying the futures contract and movement in the price of the municipal obligations which are the subject of the hedge. The degree of correlation depends upon various circumstances, such as variations in speculative market demand for futures contracts and municipal obligations and technical influences on futures trading. The fund's municipal obligations and the municipal obligations in the index may also differ with respect to interest rate levels, maturities and creditworthiness of issuers. A decision of whether, when and how to hedge involves the exercise of skill and judgment and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates.

	Although the fund intends to enter into futures contracts only if an active market exists for such contracts, there can be no assurance that an active market will exist for a contract at any particular time. Most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event it will not be possible to close a futures position and in the event of adverse price movements, the fund would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the fund being hedged, if any, may partially or completely offset losses on the futures contract. As described above, however, there is no guarantee that the price of municipal obligations will, in fact, correlate with the price movements in a futures contract and thus provide an offset to losses on a futures contract.

	If the fund has hedged against the possibility of an increase in interest rates adversely affecting the value of municipal obligations it holds and rates decrease instead, the fund will lose part or all of the benefit of the increased value of the municipal obligations it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the decline in interest rates. The fund may have to sell securities at a time when it may be disadvantageous to do so.

	Options on Interest Rate Futures Contracts. The fund may purchase put and call options on interest rate futures contracts which are traded on a domestic exchange or board of trade as a hedge against changes in interest rates, and may enter into closing transactions with respect to such options to terminate existing positions. The fund will sell put and call options on interest rate futures contracts only as part of closing sale transactions to terminate its options positions. There is no guarantee such closing transactions can be effected.

	Options on interest rate futures contracts, as contrasted with the direct investment in such contracts, give the purchaser the right, in return for the premium paid, to assume a position in interest rate futures contracts at a specified exercise price at any time prior to the expiration date of the options. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the fund.

	There are several risks relating to options on interest rate futures contracts. The ability to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, the fund's purchase of put or call options will be based upon predictions as to anticipated interest rate trends by the manager, which could prove to be inaccurate. Even if the manager's expectations are correct, there may be an imperfect correlation between the change in the value of the options and of the fund's securities.

Municipal Obligations

	General Information. Municipal obligations generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities are included within the term municipal obligations if the interest paid thereon qualifies as excludable from gross income (but not necessarily from alternative minimum taxable income) for Federal income tax purposes in the opinion of bond counsel to the issuer.

	The yields on municipal obligations are dependent upon a variety of factors, including general economic and monetary conditions, general money market conditions, general conditions of the municipal obligations market, the financial condition of the issuer, the size of a particular offering, the maturity of the obligation offered and the rating of the issue. Municipal obligations are also subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of the obligations or upon the ability of
municipalities to levy taxes.   There is also the possibility that as a
result of litigation or other conditions the power or ability of any one or more issuers to pay, when due, principal of and interest on its, or their, municipal obligations may be materially affected.

	The net asset value of the common stock will change with changes in the value of the Fund's portfolio securities. Because the fund will invest primarily in fixed-income securities, the net asset value of the common stock can be expected to change as levels of interest rates fluctuate; generally, when prevailing interest rates increase, the value of fixed-income securities held by the fund can be expected to decrease and when prevailing interest rates decrease, the value of the fixed-income securities held by the fund can be expected to increase. The value of the fixed-income securities held by the fund and thus the Fund's net asset value, may also be affected by other economic, market and credit factors.

	From time to time, the fund's investments may include securities as to which the fund, by itself or together with other funds or accounts managed by the manager, holds a major portion or all of an issue of municipal obligations. Because relatively few potential purchasers may be available for these investments and, in some cases, contractual restrictions may apply on resales, the fund may find it more difficult to sell these securities at a time when the manager believes it is advisable to do so.

	When-Issued Securities. The fund may purchase municipal obligations on a "when-issued" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). The payment obligation and the interest rate that will be received on the municipal obligations purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Although the fund will purchase municipal obligations on a when-issued basis only with the intention of actually acquiring the securities, the fund may sell these securities before the settlement date if it is deemed advisable as a matter of investment strategy.

	Municipal obligations are subject to changes in value based upon the public's perception of the creditworthiness of the issuers and changes, real or anticipated, in the level of interest rates. In general, municipal obligations tend to appreciate when interest rates decline and depreciate when interest rates rise. Purchasing municipal obligations on a when-issued basis, therefore, can involve the risk that the yields available in the market when the delivery takes place actually may be higher than those obtained in the transaction itself.
To account for this risk, a separate account of the fund will be established. Such separate account will consist of cash, U.S. government securities, equity securities or debt securities of any grade equal to or greater than the amount of the when-issued commitments, provided such securities have been determined by the manager to be liquid and unencumbered, and are marked to market daily pursuant to guidelines established by the fund's directors. For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will at least equal the amount of such commitments by the fund. Placing securities rather than cash in the segregated account may have a leveraging effect on the fund's net assets. That is, to the extent the fund remains substantially fully invested in securities at the same time it has committed to purchase securities on a when-issued basis, there will be greater fluctuations in its net assets than if it had set aside cash to satisfy its purchase commitment. Upon the settlement date of the when-issued securities, the fund will meet its obligations from then-available cash flow, sale of securities held in the segregated account, sale of other securities or, although it would not normally expect to do so, from the sale of the when-issued securities themselves (which may have a value greater or less than the fund's payment obligations). Sales of securities to meet such obligations may involve the realization of capital gains, which are not exempt from Federal income taxes.

	When the fund engages in when-issued transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the fund's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

	Municipal Leases. Municipal leases may take the form of a lease or an installment purchase contract issued by state and local government authorities to obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles, computer equipment and other capital assets. These obligations have evolved to make it possible for state and local government authorities to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. Thus, municipal leases have special risks not normally associated with municipal obligations. These obligations frequently contain "non-appropriation" clauses providing that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the legislative body on a yearly or other periodic basis. In addition to the non-appropriation risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with municipal obligations; moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of foreclosure might prove difficult.

	To limit the risks associated with municipal leases, the fund will invest no more than 5% of its total assets in lease obligations that contain non-appropriation clauses and will only purchase a non-appropriation lease obligation with respect to which (1) the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality; (2) the lease payments will begin to amortize the principal balance due at an early date, resulting in an average life of five years or less for the lease obligation; (3) appropriate covenants will be obtained from the municipal obligor prohibiting the substitution or purchase of similar equipment or other property if lease payments are not appropriated; (4) the lease obligor has maintained good market acceptability in the past; (5) the investment is of a size that will be attractive to institutional investors and (6) the underlying leased equipment or other property has elements of portability and/or use that enhance its marketability in the event that foreclosure on the underlying equipment or other property were ever required.

	Municipal leases that the fund may acquire will be both rated and unrated. Rated leases that may be held by the fund include those rated investment grade at the time of investment (that is, rated no lower than Baa by Moody's or BBB by S&P or Fitch). The fund may acquire unrated issues that the manager deems to be comparable in quality to rated issues in which the Fund is authorized to invest. A determination by the manager that an unrated lease obligation is comparable in quality to a rated lease obligation will be made on the basis of, among other things, consideration of whether the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality. In addition, all such determinations made by the manager will be subject to oversight and approval by the fund's board of directors.

	Municipal leases held by the fund will be considered illiquid securities unless the fund's board of directors determines on an ongoing basis that the leases are readily marketable. An unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by the manager to be of high quality and minimal credit risk will not be deemed illiquid solely because the underlying municipal lease is unrated, if the manager determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.

Investment Restrictions

	The fund has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the fund's outstanding voting securities. A "majority of the fund's outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the fund's common stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or
(2) more than 50% of the outstanding shares. For purposes of the restrictions listed below, all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in applicable percentage resulting from market fluctuations will not require elimination of any security from the fund's portfolio. Under its fundamental restrictions, the fund may not:

1. Purchase securities other than municipal obligations and taxable investments as those terms are described in the prospectus and this SAI.
2. Borrow money, except for temporary or emergency purposes, or for clearance of transactions, and then only in amounts not exceeding
15% of its total assets (not including the amount borrowed) and as otherwise described in the prospectus and this SAI. When the fund's borrowings exceed 5% of the value of its total assets, the fund will not make any additional investments.
3. Sell securities short or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions, but the fund may make margin deposits in connection with transactions in futures and options on futures.
4. Underwrite any issue of securities, except to the extent that the purchase of municipal obligations may be deemed to be an underwriting.
5. Purchase, hold or deal in real estate or oil and gas interests, except that the fund may invest in municipal obligations secured by real estate or interests in real estate.
6. Invest in commodities, except that the fund may enter into futures contracts as described in the prospectus and this SAI.
7. Lend any funds or other assets except through purchasing municipal obligations or taxable investments, lending portfolio securities and entering into repurchase agreements consistent with the fund's investment objective.
8. Issue senior securities.
9. Invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of municipal obligations and U.S. government securities.
10. Make any investments for the purpose of exercising control or management of any company.

PORTFOLIO TRANSACTIONS AND TURNOVER

Portfolio Transactions

	Newly issued securities normally are purchased directly from the issuer or from an underwriter acting as principal. Other purchases and sales usually are placed with those dealers from which it appears the best price or execution will be obtained; those dealers may be acting as either agents or principals. The purchase price paid by the Fund to underwriters of newly issued securities usually includes a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally are executed at a price between the bid and asked prices. The Fund has paid no brokerage commissions since its commencement of operations.

	Allocation of transactions, including their frequency, to various dealers is determined by the manager in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary considerations are availability of the desired security and the prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers that provide supplemental investment research and statistical or other services to the manager may receive orders for portfolio transactions by the fund. Information so received is in addition to, and not in lieu of, services required to be performed by the manager, and the fees of the manager are not reduced as a consequence of their receipt of such supplemental information. Such information may be useful to the manager in serving both the fund and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful to the manager in carrying out its obligations to the fund.

	The fund will not purchase municipal obligations during the existence of any underwriting or selling group relating thereto of which Salomon Smith Barney Inc. ("Salomon Smith Barney") or its affiliates are members except to the extent permitted by the Securities and Exchange Commission (the "SEC") including under Rule 10f-3 under the 1940 Act. Under certain circumstances, the fund may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but which are not subject to such limitation.

	While investment decisions for the fund are made independently from those of the other accounts managed by the manager, investments of the type the fund may make also may be made by those other accounts. When the fund and one or more other accounts managed by the manager are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the manager to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the fund or the size of the position obtained or disposed of by the fund.

	The fund's board of directors will review periodically the commissions paid by the fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inured to the fund.

Portfolio Turnover

	The fund's portfolio turnover rate (the lesser of purchases or sales of portfolio securities during the last fiscal year, excluding purchases or sales of short-term securities, divided by the monthly average value of portfolio securities) generally is not expected to exceed 100%, but the portfolio turnover rate will not be a limiting factor whenever the fund deems it desirable to sell or purchase securities. Securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another security of comparable quality may be purchased at approximately the same time in order to take advantage of what the fund believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for or supply of various types of tax-exempt securities. For the fiscal years ended May 31, 1997, 1998 and 1999 the fund's portfolio turnover rate was 115%, 85%, and 24%, respectively.


MANAGEMENT OF THE FUND

	The executive officers of the fund are employees of certain of the organizations that provide services to the fund. These organizations are as follows:


Name	Service

SSBC	Investment Manager and
Administrator

Salomon Smith Barney	Market Maker

PNC Bank, National Association ("PNC Bank")	Custodian

First Data Investor Services Group, Inc. ("First Data")	Transfer
Agent

	These organizations and the functions they perform for the fund are discussed in the prospectus and this SAI.

Directors and Executive Officers of the Fund

	The overall management of the business and affairs of the fund is vested in its board of directors. The board of directors approves all significant agreements between the fund and persons or companies furnishing services to it, including the fund's agreements with the manager, Administrator, Custodian and Transfer Agent, dividend paying agent, registrar and plan agent. The day-to-day operations of the fund are delegated to its officers, the manager and SSBC, subject always to the investment objective and policies of the fund and to general supervision by the fund's board of directors.

	The Directors and executive officers of the Fund, their addresses, together with information as to their principal business occupations during the past five years, are shown below:


Name and Address
Positions Held
With the Fund
Principal Occupations
During Past 5 Years



*+Heath B. McLendon,
age 66
	388 Greenwich Street
	New York NY 10013

Chairman of the
Board,
Chief Executive
Officer
And President
Managing Director of Salomon
Smith Barney Inc.; Director
of 64 investment companies
associated with Citigroup;
former Chairman of Salomon
Smith Barney Strategy
Advisers Inc.; President of
SSBC and Travelers Investment
Adviser, Inc. ("TIA").




 +Martin Brody, age 78
	c/o HMK Associates
	30 Columbia Turnpike
	Florham Park, NJ
07932

Director
Consultant, HMK Associates;
Retired Vice Chairman of the
Board of Restaurant
Associates Corp.; Director of
Jaclyn, Inc.

 +Allan J. Bloostein,
age 69
	717 Fifth Avenue-
21st Floor
	New York, NY 10022
Director
President of Allan J.
Bloostein Associates, a
consulting firm; retired Vice
Chairman and Director of the
Board of May Department
Stores Company; Director of
CVS Corporation and Taubman
Centers Inc.






 +Dwight B. Crane, age
61
	Harvard Business
School
	Soldiers Field Road
	Boston, MA 02163

Director
Professor, Harvard Business
School; Director Peer Review
Analysis, Inc.

 +Robert A. Frankel,
age 72
	102 Grand Street
	Croton-on-Hudson,
	New York, NY 10520

Director
Managing Partner of Robert A.
Frankel Management
Consultants; formerly
Corporate Vice President of
The Reader's Digest
Association, Inc.

 +William R.
Hutchinson, age 56
 	Amoco Corp.
	200 East Randolph
Drive
	Chicago, IL  60601

Director
Group Vice President, Mergers
& Acquisitions BP Amoco
p.l.c. since January 1, 1999;
formerly Vice President-
Financial Operations of Amoco
Corp.; Director of Associated
Bank and Associated Banc-
Corp.

  Joseph P. Deane, age
51
	388 Greenwich Street
	New York, NY 10013

Vice President and
Investment Officer
Managing Director of Salomon
Smith Barney and Investment
Officer of SSBC.

  David Fare, age 37
	388 Greenwich Street
	New York, NY 10013

Investment Officer
Investment Officer of SSBC.

  Lewis E. Daidone,
age 42
	388 Greenwich Street
	New York, NY 10013

Senior Vice
President
and Treasurer
Managing Director of Salomon
Smith Barney; Chief Financial
Officer, Director and Senior
Vice President of SSBC and
TIA.

  Christina T. Sydor,
age 48
	388 Greenwich Street
	New York, NY 10013

Secretary
Managing Director of Salomon
Smith Barney; General Counsel
and Secretary of SSBC and
TIA.

________________________________
*	Directors who are "interested persons" of the Fund (as defined in the
1940 Act).
+Director and/or trustee of other registered investment companies with which Salomon Smith Barney is affiliated.

	The Fund pays each of its Directors who is not a director, officer or employee of SSBC, or any of its affiliates, an annual fee of $5,000 plus $500 for each in-person Board meeting and $100 for each telephonic Board meeting attended. In addition, the Fund will reimburse these Directors for travel and out-of-pocket expenses incurred in connection with Board of Directors meetings. For the fiscal year ended May 31, 1999, such fees totaled $39,213.98.










Director



Aggregate
Compensation from
Fund
Pension or
Retirement
Benefits
Accrued as
part of
Fund
Expenses

Total
Compensati
on from
Fund and
Fund
Complex

Total
Number of
Funds for
which
Director
Serves
Within Fund
Complex





Martin Brody
6,800
0
132,500
20
Dwight Crane
7,200
0
139,975
23
Allan Bloostein
7,200
0
90,500
9
Robert Frankel
7,300
0
72,250
9
William R.
Hutchinson
7,200
0
42,450
7
Heath B. McLendon*
-----
0
-----
64

*	Designates an "interested person" of the Fund.
Upon attainment of age 80, fund directors are required to change to emeritus status. Directors emeritus are entitled to serve in emeritus status for a maximum of 10 years, during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to fund directors, together with reasonable out-of-pocket expenses for each meeting attended. During the fund's last fiscal year, aggregate compensation paid by the fund to directors Emeritus totaled $19,550.

Principal Stockholders

	There are no persons known to the Fund to be "control persons" of the Fund, as such term is defined in Section 2(a)(9) of the 1940 Act. There is no person known to the Fund to hold beneficially more than 5% of the outstanding shares of Common Stock. The following person is the only person holding more than 5% of the Fund's outstanding shares of Common Stock as of September ____, 1999:

		Percent
of
	Amount of	Common
Name and Address	Record	Stock
of Record Owner	Ownership
	Outstanding
Cede & Co., as Nominee for					          [
]		[           ]
The Depository Trust Company
P.O. Box 20
Bowling Green Station
New York, New York 10004

	As of September ___, 1999, the Directors and officers of the Fund, as a group, beneficially owned less than 1% of the Fund's outstanding shares of Common Stock.



Investment Manager and Administrator

	The manager serves as investment adviser to the fund pursuant to a written agreement dated July 30, 1993 (the "Advisory Agreement"), a form of which was most recently approved by the Board of Directors, including a majority of those Directors who are not "interested persons" of the
Fund or the manager ("Non-Interested Directors"), on August 25, 1999. Unless terminated sooner, the Advisory Agreement will continue for successive annual periods provided that such continuance is specifically approved at least annually by: (1) a majority vote of the Non-Interested Directors cast in person at a meeting called for the purpose of voting on such approval and (2) the Board of Directors or by a vote of a majority of the outstanding shares of Common Stock. The manager is an affiliate of Salomon Smith Barney and an indirect wholly owned subsidiary of Citigroup Inc. The manager pays the salary of any officer or employee who is employed by both it and the Fund. The manager bears all expenses in connection with the performance of its services as investment adviser.

	For services rendered to the fund, the manager receives a fee from the fund, computed and paid monthly at the annual rate of 0.90% of the value of the fund's average daily net assets. For the fiscal years ended May 31, 1997, 1998 and 1999, such fees amounted to $2,102,362, $2,093,526, and $1,028,253, respectively. Effective September 1, 1999, the manager instituted a voluntary fee waiver whereby its advisory Fees were received at an annual rate of 0.28% of average daily net assets.
This voluntary waiver may be terminated at any time by the manager without notice.

	Under the Advisory Agreement, the manager will not be liable for any error of judgment, mistake of law or any loss suffered by the fund in connection with the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the manager in the performance of its duties or from reckless disregard of its duties and obligations under the Advisory Agreement. The Advisory Agreement is terminable by a vote of the board of directors or by the holders of a majority of the common stock, at any time without penalty on 60 days' written notice to the manager. The Advisory Agreement may also be terminated by the manager on 90 days' written notice to the Fund. The Advisory Agreement terminates automatically upon its assignment.

	SSBC serves as administrator (the "Administrator") to the fund pursuant to a written agreement dated June 1, 1994 (the "Administration Agreement"), a form of which was most recently approved by the board of directors, including a majority of non-interested directors, on August 25, 1999. The Administration Agreement will continue automatically for successive annual periods provided such continuance is approved at least annually by the board of directors of the fund including a majority of the non-interested directors by a vote cast in person at a meeting called for the purpose of voting such approval. The agreement is terminable, without penalty, upon 60 days' written notice, by the board of directors of the fund or by vote of holders of a majority of the fund's shares of common stock, or upon 90 days' written notice, by the Administrator. The services provided by the Administrator under the Administration Agreement are described in the prospectus under "Management of the Fund."

	Pursuant to the Administration Agreement, SSBC will exercise its best judgment in rendering its services to the fund. SSBC will not be liable for any error of judgment, mistake of law or any loss suffered by the fund in connection with the matters to which the Administration Agreement relates, except by reason of SSBC's reckless disregard of its obligations and duties under the Administration Agreement.

	The fund bears expenses incurred in its operation including: fees of the manager taxes, interest, brokerage fees and commissions, if any; fees of directors who are not officers, directors, shareholders or employees of Salomon Smith Barney; SEC fees and state Blue Sky qualification fees; charges of the custodian; transfer and dividend disbursing agent's fees; certain insurance premiums; outside auditing and legal expenses; costs of any independent pricing service; costs of maintaining corporate existence; costs attributable to investor services (including allocated telephone and personnel expenses); costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to shareholders; and costs of shareholders' reports and corporate meetings of the officers, board of directors and shareholders of the fund.

TAXES

	As described above and in the prospectus, the fund is designed to provide investors with current income which is excluded from gross income for Federal income tax purposes. The fund is not intended to constitute a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the fund would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts because such investors would not gain any additional tax benefit from the receipt of tax-exempt income.

	The following is a summary of selected Federal income tax considerations that may affect the fund and its shareholders. The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the Fund.

Taxation of the Fund and its Investments

	The fund has qualified and intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, the Fund intends to satisfy conditions contained in the Code that will enable interest from municipal obligations, excluded from gross income for Federal income tax purposes with respect to the fund, to retain that tax-exempt status when distributed to the shareholders of the fund (that is, to be classified as "exempt interest" dividends of the fund).

	If it qualifies as a regulated investment company the fund will pay no Federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To be taxed as a regulated investment company, the fund must among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and net realized short-term capital gains) and 90% of its tax-exempt net investment income (reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures, and forward contracts) derived with respect to the fund's business of investing in securities; and (3) diversify its holdings so that at the end of each fiscal quarter of the fund (a) at least 50% of the market value of the fund's assets is represented by cash, U.S. government securities and other securities, with those other securities limited with respect to any one issuer, to an amount no greater than 5% of the fund's assets and (b) not more than 25% of the market value of the fund's assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers that the fund controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. As a regulated investment company, the fund will be subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The fund expects to pay dividends and distributions necessary to avoid the application of this excise tax.

	As described above in this SAI and in the prospectus, the fund may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. The fund anticipates that these investment activities will not prevent the fund from qualifying as a regulated investment company. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the fund and, thus, will affect the amount of capital gains distributed to the fund shareholders.

	For Federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the fund may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule gain or loss on Section 1256 Contracts is treated as 60% long term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the fund and the amount of distributions taxable to a shareholder. Investments in both Section 1256 Contracts and offsetting positions to those contracts, may result in the fund not being able to receive the benefit of certain realized losses for an indeterminate period of time.

Taxation of the Fund's Shareholders

	The fund anticipates that all dividends it pays, other than dividends from taxable investments and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objective and Policies" will be derived from interest on municipal obligations and thus will be exempt-interest dividends that may be excluded by shareholders from their gross income for Federal income tax purposes if the Fund satisfies certain asset percentage requirements. Dividends paid from the fund's net investment income and distributions of the fund's net realized short-term capital gains are taxable to shareholders of the fund as ordinary income, whether paid in cash or shares. Distributions of net long-term capital gains, if any, that the fund designates as capital gains dividends are taxable as long-term capital gains regardless of the length of time shareholders have held shares of common stock and whether the dividends or distributions are received in cash or reinvested in additional shares. As a general rule, a shareholder's gain or loss on a sale of his or her shares of common stock will be a long-term gain or loss if he or she has held his or her shares for more than one year and will be a short-term capital gain or loss if he or she has held his or her shares for one year or less.

Exempt-Interest Dividends

	Interest on indebtedness incurred by a shareholder to purchase or carry shares of common stock is not deductible for Federal income tax purposes to the extent it is deemed related to exempt-interest dividends. If a shareholder receives exempt-interest dividends with respect to any share of common stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder, if he or she receives exempt-interest dividends, to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the fund that represents income derived from private activity bonds held by the fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the fund's exempt-interest dividends may be excluded by shareholders from their gross income for Federal income tax purposes some or all of the fund's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the Federal individual and corporate alternative minimum taxes. The receipt of dividends and distributions from the fund may affect a foreign corporate shareholder's Federal "branch profits" tax liability and a corporate shareholder's Federal "excess net passive income" tax liability. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or
(2) subject to the Federal alternative minimum tax, the Federal "branch profits" tax, or the Federal "excess net passive income" tax.


Dividend Reinvestment Plan

	A shareholder of the fund receiving dividends or distributions in additional shares pursuant to the Plan should be treated for Federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives and should have a cost basis in the shares received equal to that amount.

Statements and Notices

	Statements as to the tax status of the dividends and distributions received by shareholders of the fund are mailed annually. These statements show the dollar amount of income excluded from Federal income taxes and the dollar amount, if any, subject to Federal income taxes including the amount, if any, of long-term capital gain distributions.
The statements will also designate the amount of exempt interest dividends that are a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes. The fund will notify shareholders annually as to the interest excluded from Federal income taxes earned by the fund with respect to those states and possessions in which the fund has or had investments. The dollar amount of dividends paid by the fund that is excluded from Federal income taxation and the dollar amount of dividends paid by the fund that is subject to Federal income taxation, if any, will vary for each shareholder depending upon the size and duration of the shareholder's investment in the fund.

Backup Withholding

	If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of common stock. An individual's taxpayer identification number is his or her social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's Federal income tax liability.

STOCK PURCHASES AND TENDERS

	The fund may repurchase shares of its common stock in the open market or in privately negotiated transactions when the fund can do so at prices below their then current net asset value per share on terms that the fund's board of directors believes represent a favorable investment opportunity.

	The market prices of the fund's shares may, among other things, be determined by the relative demand for and supply of the shares in the market, the fund's investment performance, the fund's dividends and yield and investor perception of the fund's overall attractiveness as an investment as compared with other investment alternatives. Any acquisition of common stock by the fund will decrease the total assets of the fund and therefore have the effect of increasing the fund's expense ratio. The fund may borrow money to finance the repurchase of shares subject to the limitations described in the prospectus. Any interest on the borrowings will reduce the fund's net income.

	If a tender offer for common stock of the fund is authorized to be made by the fund by the fund's board of directors, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by the shareholder (or attributed to him or her for Federal income tax purposes under Section 38 of the Code). A shareholder who tenders all shares owned or considered owned by him or her, as required, will realize a taxable gain or loss depending upon his or her basis in his or her shares. If the fund liquidates securities in order to repurchase shares of common stock, the fund may realize gains and losses. The portfolio turnover rate of the fund may or may not be affected by the fund's repurchases of shares of common stock pursuant to a tender offer.

Certain Provisions of the Articles of Incorporation

	The fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the fund or to change the composition of its board of directors and could have the effect of depriving shareholders of an opportunity to sell their shares of common stock at a premium over the prevailing market prices by discouraging a third party from seeking to obtain control of the fund. The board of directors is divided into three classes. At each annual meeting of shareholders, the term of one class will expire and each director elected to the class will hold office for a term of three years. The classification of the board of directors in this manner could delay for up to two years the replacement of a majority of the board. The Articles of Incorporation provide that the maximum number of directors that may constitute the fund's entire board is 12. A director may be removed from office, or the maximum number of directors increased, only by vote of the holders of at least
75% of shares of common stock entitled to be voted on the matter.

	The fund's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of common stock then entitled to be voted to authorize the conversion of the fund from a closed-end to an open-end investment company, as defined in the 1940
Act, unless two-thirds of the continuing directors (as defined below) approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding will be required to approve the amendment to the fund's Articles of Incorporation providing for the conversion of the fund.

	The affirmative votes of a least 75% of the directors and the holders of at least 75% of the shares of the fund are required to authorize any of the following transactions (referred to individually as a "Business Combination"): (1) a merger, consolidation or share exchange of the fund with or into any other person (referred to individually as a "Reorganization Transaction"); (2) the issuance or transfer by the fund (in one or a series of transactions in any 12-month period) of any securities of the portfolio to any other person or entity for cash, securities or other property (or combinations thereof) having an aggregate fair market value of $1 million or more, excluding sales of securities of the fund in connection with a public offering, issuance of securities of the fund pursuant to a dividend reinvestment plan adopted by the fund and issuance of securities of the fund upon the exercise of any stock subscriptions rights distributed by the fund; or (3) a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the fund (in one or a series of transactions in any 12-month period) to or with any person of any assets of the fund having an aggregate fair market value of $1 million or more, except for transactions in securities effected by the fund in the ordinary course of its business (each such sale, lease, exchange, mortgage, pledge, transfer or other disposition being referred to individually as a "Transfer Transaction"). The same affirmative votes are required with respect to any proposal as to the voluntary liquidation or dissolution of the fund or any amendment to the fund's Articles of Incorporation to terminate its existence (referred to individually as a "Termination Transaction") and any shareholder proposal as to specific investment decisions made or to be made with respect to the fund's assets.

	A 75% shareholder vote will not be required with respect to a Business Combination if the transaction is approved by a vote of a least 75% of the Continuing Directors (as defined below) or if certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the fund and various other requirements are satisfied. In such case, a majority of the votes entitled to be cast by shareholders of the fund will be required to approve the transaction if it is a Reorganization Transaction or a Transfer Transaction that involves substantially all of the fund's assets and no shareholder vote will be required to approve the transaction if it is any other Business Combination. In addition, a 75% shareholder vote will not be required with respect to a Termination Transaction if it is approved by a vote of at least 75% of the Continuing Directors, in which case a majority of the votes entitled to be cast by shareholders of the fund will be required to approve the transaction.

	The voting provisions described above could have the effect of depriving shareholders of the fund of an opportunity to sell their common stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the fund in a tender offer or similar transaction. In the view of the fund's board of directors, however, these provisions offer several possible advantages including: (1) requiring persons seeking control of the fund to negotiate with its management regarding the price to be paid for the amount of common stock required to obtain control; (2) promoting continuity and stability; and (3) enhancing the fund's ability to pursue long-term strategies that are consistent with its investment objective and management policies. The board of directors has determined that the voting requirements under Maryland law and the 1940 Act are in the best interests of shareholders generally.

	A "Continuing Director," as used in the discussion above, is any member of the fund's board of directors (1) who is not person or affiliate of a person who enters or proposes to enter into a Business Combination with the fund (such person or affiliate being referred to individually as an "Interested Party") and (2) who has been a member of the board of directors for a period of least 12 months, or is a successor of a Continuing Director who is unaffiliated with an Interested Party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors.


ADDITIONAL INFORMATION

Legal Matters

	Willkie Farr & Gallagher serves as legal counsel to the fund. The Directors who are not "interested persons" of the Fund have selected Stroock & Stroock & Lavan LLP as their counsel.




Independent Auditors

	KPMG LLP, 345 Park Avenue, New York, NY 10154, has been selected as the fund's independent auditors to examine and report on the Fund's financial statements and financial highlights for the fiscal year ending May 31, 2000.

Custodian, Transfer Agent, Dividend-Paying Agent and Registrar

	PNC Bank, National Association is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, and serves as the fund's custodian pursuant to a custody agreement. Under the custody agreement, PNC Bank holds the Fund's securities and keeps all necessary accounts and records. The assets of the fund are held under bank custodianship in compliance with the 1940 Act. First Data is located at One Exchange Place, Boston, Massachusetts 02109, and pursuant to a transfer agency agreement serves as the fund's transfer agent. Under the transfer agency agreement, First Data maintains the shareholder account records for the fund, handles certain communications between shareholders and the fund, and distributes dividends and distributions payable by the fund.

FINANCIAL STATEMENTS

	The fund sends unaudited semi-annual and audited annual financial statements of the fund to shareholders, including a list of the investments held by the fund.

	The fund's Annual Report for the fiscal year ended May 31, 1999 are incorporated into this SAI by reference in their entirety. A copy of these reports may be obtained from any Salomon Smith Barney Financial Consultant or by calling or writing to the fund at the telephone number or address set forth on the cover page of this SAI.





APPENDIX

DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS

Description of Moody's Municipal Bond Ratings:

Aaa - Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the fixture.

Baa - Bonds rated Baa are considered to be medium-grade obligations, that is, they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

	Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.


Description of Moody's Municipal Note Ratings:

	Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade
(VMIG). This distinction recognizes the differences between short- and long-term credit risk. Loans bearing the designation MIG1/VMIG1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation MIG2/VMIG2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG3/VMIG3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

Description of Moody's Commercial Paper Ratings:

	The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime-1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations, normally evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree.
Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

Description of S&P Municipal Bond Ratings:

AAA - These bonds are the obligations of the highest quality and have the strongest capacity for timely payment of debt service.

General Obligation Bonds Rated AAA - In a period of economic stress the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

Revenue Bonds Rated AAA - Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

AA - The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

A - Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in high-rated categories. This rating describes the third strongest capacity for payment of debt service.

General Obligation Bonds Rated A - There is some weakness either in the local economic base in debt burden, in the balance between revenues and expenditures or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

Revenue Bonds Rated A - Debt service coverage is good but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

BBB - The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories. Bonds rated BBB have the fourth strongest capacity for payment of debt service.

	S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories except in the AAA category.

Description of S&P Municipal Note Ratings:

	Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated
SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

Description of S&P Commercial Paper Ratings:

	Commercial paper rated A-l by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment of commercial paper rated A-2 is strong but the relative degree of safety is not as high as issues designated A-1.


Description of Fitch Municipal Bond Ratings:

AAA - Bonds rated AAA by Fitch have the lowest expectation of credit risk. The obligor has an exceptionally strong ability for timely payment of financial commitments, which is highly unlikely to be adversely affected by foreseeable events.

AA - Bonds rated AA by Fitch have a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A - Bonds rated A by Fitch are considered to have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong, but may be more vulnerable to changes in economic conditions and circumstances than bonds with higher ratings.

BBB - Bonds rated BBB by Fitch currently have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to impair this capacity. This is the lowest investment grade category assigned by Fitch.

	Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs, however, are not used in the AAA category.

Description of Fitch Short-Term Ratings

	Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal investment notes.

	The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet financial commitments in a timely manner.

Fitch's short-term ratings are as follows:

F-l + - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments. The "+" denotes an exceptionally strong credit feature.

F-1 - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments.

F-2 - Issues assigned this rating have a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F-3 - The capacity for the timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.


18



PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(1)	Financial Statements:

- Included in Part A:

*	Financial Highlights

- Included in Part B:


*	The Registrant's Annual Report for the fiscal year ended
May 31, 1999 and Report of Independent Accountants dated
July 15, 1999 are incorporated by reference to the Definitive 30(b)2-1 filed on August 13, 1999, Accession
#0000091155-99-000509.


(2)	Exhibits:

(a)  (i)	Articles of Incorporation of Registrant are
incorporated by reference to the Registrant's initial
Registration Statement filed with the Securities and Exchange Commission (the "SEC") on February 19, 1993
("Initial Registration Statement").

(ii)	Articles of Amendment to Articles of Incorporation
are incorporated by reference to Pre-Effective Amendment
No. 1 to the Initial Registration Statement filed with the SEC on April 19, 1994 ("Pre-Effective Amendment No.
1").

(b)	Bylaws of Registrant are incorporated by reference to
Registrant's Initial Registration Statement.

(c)	Not Applicable.

(d)	Form of specimen certificate representing shares of
Common Stock, par value $0.001 per share, is incorporated by reference to Pre-Effective Amendment No. 3. to Registrant's Registration Statement filed with the SEC on June 16, 1994 ("Pre-Effective Amendment No. 3").


(e)	Dividend Reinvestment Plan is filed herewith.

(f)	Not Applicable.

(g)	Form of Investment Management Agreement is incorporated
by reference to Pre-Effective Amendment No. 3.

(h)  (i)	Form of Purchase Agreement is incorporated by
reference to Pre-Effective Amendment No. 2.

(ii)	Form of Underwriting Agreement is incorporated by
reference to Pre-Effective Amendment No. 3.

(i)	Not Applicable.

(j)  (i)	Form of Custody Agreement is incorporated by
reference to Post-Effective Amendment No. 1.

(ii)	Form of Transfer Agency and Registrar Agreement is
incorporated by reference to Pre-Effective Amendment No.
2.

(k)	Not Applicable.

(l)  (i)	Opinion and Consent of Willkie Farr & Gallagher is
incorporated by reference to Pre-Effective No. 3.

(ii)	Opinion and Consent of Venable, Baetjer & Howard is
incorporated by reference to Pre-Effective No. 3.

(m)	Not Applicable.

(n)	Consent of KPMG LLP, independent auditors
for the Fund (filed herewith).

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Not Applicable

(r)	Financial Data Schedule (filed herewith).

Item 25. Marketing Arrangements

See Forms of Purchase Agreement and Underwriting Agreement filed as Exhibits (h)(i) and
(ii).

Item 26. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration
Statement:


SEC registration fees	$0
Printing (other than stock certificates) and
related delivery expenses	$8,000
Engraving and printing stock certificates	$0
Fees and expenses of qualification under state
securities laws (including fees of counsel)	$0
Legal fees and expenses	$0
Accounting expenses	$0
Miscellaneous expenses	$0

Total	$8,000


Item 27. Persons Controlled by or Under Common Control

None

Item 28. Number of Holders of Securities


	Number of
	Record
	Stockholders
Title of Class	as of August 12, 1999

Shares of Common Stock,
par value $0.001 per share	11,455

Item 29. Indemnification

Under Article Seven of Registrant's Articles of Incorporation, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by the Maryland General Corporation Law ("MGCL") against liability and all expenses reasonably incurred by him in connection with any action, suite or proceeding to which he may be a party or otherwise involved by reason of his being or having been a Director or officer of Registrant. This provision does not authorize indemnification when it is determined that the Director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant to is currently acting and its former Directors and officers, to the fullest extent that indemnification of directors is permitted by the MGCL, the 1933 Act and the 1940 Act, in advance of the final disposition of any action, suit or proceeding. The Board may be bylaw, resolution or agreement make further provision for indemnification of Directors, officers, employees and agents to the fullest extent permitted by the MGCL.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling person of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 30. Business and Other Connections of Investment Adviser


See "Management of the Portfolio" in the Prospectus.

SSBC Fund Management Inc. (formerly known as Smith Barney Mutual Funds Management Inc.) ("SSBC") a New York corporation, is a registered investment adviser and is wholly owned by Salomon Smith Barney Holdings Inc., which in turn is wholly owned by Citigroup Inc. SSBC is primarily engaged in the investment advisory business. Information as to executive officers and directors of SSBC is included in its Form ADV filed with the Securities and Exchange Commission (SEC File No. 801-8314) and is incorporated herein by reference.


Item 31. Location of Accounts and Records


SSBC Fund Management Inc.
388 Greenwich Street
New York, New York 10013

First Data Investor Services Group, Inc.
101 Federal Street
Boston, Massachusetts 02210

PNC Bank, N.A.
17th & Chestnut Streets
Philadelphia, Pennsylvania 19103

Item 32. Management Services

Not Applicable.

Item33. Undertakings

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable

4. The registrant hereby undertakes:
(a) To file, during any period in which offers or sales are being made, a post-effective
Amendment to this Registrant Statement:


(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

(2) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration
Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) For the purpose of determining any liability under the Act, each post-effective
Amendment shall be deemed to be a new Registration Statement relating to the
Securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Not Applicable.

5.	Not Applicable.

6.	The registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.



SIGNATURES


	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, GREENWICH STREET MUNICIPAL FUND INC., has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 16th day of August, 1999.

GREENWICH STREET MUNICIPAL FUND INC.

	By: /s/Heath B. McLendon_____
		Heath B. McLendon
		Chief Executive Officer


	Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Heath B. McLendon____
Heath B. McLendon			Chairman of the Board,
					Chief Executive Officer,	8/16/99
					and President
/s/Lewis E. Daidone_____
Lewis E. Daidone			Senior Vice President
					and Treasurer 			8/16/99

*/s/Allan J. Bloostein
Allan J. Bloostein		Director				8/16/99

*/s/Martin Brody
Martin Brody			Director				8/16/99

*/s/Dwight B. Crane
Dwight B. Crane			Director				8/16/99

*/s/Robert A. Frankel
Robert A. Frankel			Director				8/16/99

*/s/William R. Hutchinson
William R. Hutchinson		Director				8/16/99

* By: /s/ Christina T. Sydor
Christina T. Sydor
Pursuant to a Power of Attorney dated 9/27/96



EXHIBIT INDEX

(e) Dividend Reinvestment Plan
(n) Auditors' Consent
(r)	Financial Data Schedule